SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June 2008

FINANCIAL STATEMENTS

Balance Sheet - Assets

As of June 30, 2008 and March 31, 2008
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2008	31/03/2008	30/06/2008	31/03/2008

1	TOTAL ASSETS		9,349,151	9,135,852	12,734,862	12,555,438
1.01	CURRENT ASSETS		588,472	735,902	3,251,020	3,160,301
1.01.01	Cash in hand	3	497,198	85,344	1,587,994	1,505,720
1.01.02	Receivables		91,274	650,558	1,607,692	1,607,782
1.01.02.01	Customers		-	-	979,452	1,027,629
1.01.02.01.01	Customers and distributors	4	-	-	1,058,072	1,099,995
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(86,426)	(80,492)
1.01.02.01.03	Telecommunications services, net		-	-	7,806	8,126
1.01.02.02	Other Receivables		91,274	650,558	628,240	580,153
1.01.02.02.01	Dividends receivable	6	10,437	580,225	3,529	5,783
1.01.02.02.02	Service in progress		-	-	53,155	50,356
1.01.02.02.03	CRC transferred to State Government	7	-	-	43,353	41,386
1.01.02.02.04	Taxes and social contribution	8	80,396	69,739	188,420	232,066
1.01.02.02.05	Account for Compensation of Portion A	9	-	-	115,208	72,029
1.01.02.02.06	Other regulatory assets	10	-	-	40,851	17,186
1.01.02.02.07	Collaterals and escrow deposits	11	437	440	116,419	106,716
1.01.02.02.08	Other receivables	12	4	154	67,305	54,631
1.01.03	Inventories		-	-	55,334	46,799
1.02	NON-CURRENT ASSETS		8,760,679	8,399,950	9,483,842	9,395,137
1.02.01	Long-Term Receivables		790,496	799,352	2,050,301	2,002,157
1.02.01.01	Sundry Receivables		155,704	166,169	2,050,301	2,002,157
1.02.01.01.01	Customers and distributors	4	-	-	104,082	124,524
1.02.01.01.02	Provision for doubtful accounts	5	-	-	(9,739)	(10,103)
1.02.01.01.03	Telecommunications services		-	-	5,210	7,109
1.02.01.01.04	CRC transferred to State Government	7	-	-	1,273,517	1,224,266
1.02.01.01.05	Taxes and social contribution	8	131,078	131,388	497,792	472,613
1.02.01.01.06	Account for Compensation of Portion A	9	-	-	19,230	16,987
1.02.01.01.07	Other regulatory assets	10	-	-	12,176	5,729
1.02.01.01.08	Collaterals and escrow deposits	11	-	-	20,413	22,142
1.02.01.01.09	Judicial deposits	13	24,626	34,781	119,179	130,407
1.02.01.01.10	Other Receivables	12	-	-	8,441	8,483
1.02.01.02	Receivables from Related Parties	14	634,792	633,183	-	-
1.02.01.02.01	From subsidiaries		634,792	633,183	-	-
1.02.02	Permanent Assets		7,970,183	7,600,598	7,433,541	7,392,980
1.02.02.01	Investments	15	7,970,183	7,600,598	449,928	445,863
1.02.02.01.01	Equity in investees		-	-	392,800	389,925
1.02.02.01.02	Equity in investees - goodwill		-	-	4,012	4,783
1.02.02.01.03	Equity in subsidiaries		7,932,009	7,562,424	-	-
1.02.02.01.04	Equity in subsidiaries - goodwill		-	-	-	-
1.02.02.01.05	Other		38,174	38,174	53,116	51,155
1.02.02.02	Property, Plant, and Equipment	16	-	-	6,864,588	6,829,317
1.02.02.03	Intangible Assets	17	-	-	113,962	112,652
1.02.02.04	Deferred Assets		-	-	5,063	5,148

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities

As of June 30, 2008 and March 31, 2008
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2008	31/03/2008	30/06/2008	31/03/2008

2	TOTAL LIABILITIES		9,349,151	9,135,852	12,734,862	12,555,438
2.01	CURRENT LIABILITIES		295,775	437,672	1,631,408	1,821,922
2.01.01	Loans and financing	18	19,975	12,224	85,487	80,614
2.01.02	Debentures	19	162,639	140,755	165,943	143,985
2.01.03	Suppliers	20	871	867	409,361	454,376
2.01.04	Taxes, fees, and contributions	8	35,917	35,907	344,200	272,053
2.01.05	Dividends payable		76,184	247,752	80,267	260,540
2.01.06	Accrued payroll costs	21	149	125	97,829	136,279
2.01.08	Other		40	42	448,321	474,075
2.01.08.01	Post-employment benefits	22	9	9	17,506	17,655
2.01.08.02	Account for Compensation of Portion A	9	-	-	51,908	104,368
2.01.08.03	Other regulatory liabilities	10	-	-	37,869	45,800
2.01.08.04	Customer charges due	23	-	-	36,386	33,561
2.01.08.05	R & D and Energy Efficiency	24	-	-	194,918	191,211
2.01.08.06	Other accounts payable	25	31	33	109,734	81,480
2.02	NON-CURRENT LIABILITIES		1,204,180	1,206,491	3,015,784	3,010,728
2.02.01	Long-Term Liabilities		1,204,180	1,206,491	2,940,790	2,935,734
2.02.01.01	Loans and financing	18	390,004	399,149	807,430	820,208
2.02.01.02	Debentures	19	600,000	600,000	869,638	869,476
2.02.01.03	Provisions for contingencies	26	214,176	207,342	532,382	521,061
2.02.01.06	Other		-	-	731,340	724,989
2.02.01.06.01	Suppliers	20	-	-	200,730	195,340
2.02.01.06.02	Taxes and social contributions	8	-	-	18,195	16,420
2.02.01.06.03	Post-employment benefits	22	-	-	479,438	478,184
2.02.01.06.04	Account for Compensation of Portion A	9	-	-	11,732	15,215
2.02.01.06.05	Other regulatory liabilities	10	-	-	14,510	13,095
2.02.01.06.06	Other payables	25	-	-	6,735	6,735
2.02.02	Income from future years		-	-	74,994	74,994
2.03	MINORITY INTEREST		-	-	238,474	231,099
2.04	SHAREHOLDERS' EQUITY		7,849,196	7,491,689	7,849,196	7,491,689
2.04.01	Paid-In Share Capital	27	4,460,000	4,460,000	4,460,000	4,460,000
2.04.02	Capital Reserves		838,340	838,340	838,340	838,340
2.04.04	Income Reserves		1,937,837	1,937,837	1,937,837	1,937,837
2.04.04.01	Legal reserves		323,653	323,653	323,653	323,653
2.04.04.02	Retained earnings		1,614,184	1,614,184	1,614,184	1,614,184
2.04.05	Accrued Earnings		613,019	255,512	613,019	255,512

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income

For the six-month periods ended on June 30, 2008 and 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/06/2008	30/06/2007	30/06/2008	30/06/2007
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	28	-	-	4,010,379	3,846,305
3.01.01	Power sales to final customers		-	-	1,454,261	1,302,373
3.01.02	Power sales to distributors		-	-	624,275	687,119
3.01.03	Use of the power grid		-	-	1,702,777	1,674,944
3.01.04	Telecommunications revenues		-	-	36,777	29,830
3.01.05	Distribution of piped gas		-	-	129,962	119,173
3.01.06	Other operating revenues		-	-	62,327	32,866
3.02	DEDUCTIONS FROM GROSS REVENUES	29	-	-	(1,341,851)	(1,376,557)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	2,668,528	2,469,748
3.04	COST OF SALES AND/OR SERVICES	30	-	-	(1,608,507)	(1,414,787)
3.04.01	Power purchased for resale		-	-	(774,203)	(588,128)
3.04.02	Charges for the use of the power grid		-	-	(181,601)	(268,139)
3.04.03	Payroll		-	-	(220,763)	(193,815)
3.04.04	Pension and healthcare plans		-	-	(30,745)	10,100
3.04.05	Materials and supplies		-	-	(21,827)	(23,860)
3.04.06	Raw materials and supplies for power generation		-	-	(8,274)	(6,400)
3.04.07	Natural gas and supplies for the gas business		-	-	(64,423)	(66,418)
3.04.08	Third-party services		-	-	(95,537)	(70,056)
3.04.09	Depreciation and amortization		-	-	(194,260)	(198,887)
3.04.10	Expense recovery		-	-	18,826	18,825
3.04.11	Other costs		-	-	(35,700)	(28,009)
3.05	RESULT OF OPERATIONS		-	-	1,060,021	1,054,961
3.06	OPERATING EXPENSES/REVENUES		601,040	502,763	(120,980)	(213,387)
3.06.01	From sales	30	-	-	(27,936)	5,755
3.06.02	General and administrative expenses/revenues	30	(5,645)	(6,956)	(116,662)	(135,528)
3.06.03	Financial Expenses/Revenues	31	(20,857)	(44,368)	86,636	(24,142)
3.06.03.01	Financial revenues		41,963	45,019	251,617	160,450
3.06.03.02	Financial expenses		(62,820)	(89,387)	(164,981)	(184,592)
3.06.05	Other Operating Expenses	30	(8,761)	(12,725)	(81,525)	(65,099)
3.06.06	Result of equity in subsidiaries and investees	15	636,303	566,812	18,507	5,627
3.06.06.01	Equity in subsidiaries and investees		636,119	566,633	22,029	9,402
3.06.06.02	Amortization of goodwill		-	-	(3,706)	(3,954)
3.06.06.03	Interests in other companies		184	179	184	179
3.07	OPERATING INCOME (LOSSES)		601,040	502,763	939,041	841,574
3.08	NON-OPERATING INCOME (LOSSES)		1	116	(3,968)	(34,467)
3.08.01	Revenues		1	116	3,249	244
3.08.02	Expenses		-	-	(7,217)	(34,711)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		601,041	502,879	935,073	807,107
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	8	-	-	(283,331)	(326,140)
3.11	DEFERRED INCOME TAX	8	11,978	21,723	(27,627)	54,777
3.14	MINORITY INTEREST		-	-	(11,096)	(11,142)
3.15	NET INCOME FOR THE PERIOD		613,019	524,602	613,019	524,602

	NET INCOME PER SHARE		2.24011	0.00192	2.24011	0.00192

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income – Second Quarter Variations

For the quarters ended on June 30, 2008 and 2007
(In thousands of reais)

CODE	DESCRIPTION			Consolidated

		01/04/2008	01/01/2008	01/04/2007	01/01/2007
		to 30/06/2008	to 30/06/2008	to 30/06/2007	to 30/06/2007
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,020,800	4,010,379	1,978,479	3,846,305
3.01.01	Power sales to final customers	735,592	1,454,261	675,891	1,302,373
3.01.02	Power sales to distributors	307,659	624,275	387,226	687,119
3.01.03	Use of the power grid	852,540	1,702,777	822,380	1,674,944
3.01.04	Telecommunications revenues	19,183	36,777	14,724	29,830
3.01.05	Distribution of piped gas	70,471	129,962	61,584	119,173
3.01.06	Other operating revenues	35,355	62,327	16,674	32,866
3.02	DEDUCTIONS FROM GROSS REVENUES	(666,830)	(1,341,851)	(707,498)	(1,376,557)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,353,970	2,668,528	1,270,981	2,469,748
3.04	COST OF SALES AND/OR SERVICES	(741,808)	(1,608,507)	(762,094)	(1,414,787)
3.04.01	Power purchased for resale	(330,704)	(774,203)	(338,184)	(588,128)
3.04.02	Charges for the use of the power grid	(75,834)	(181,601)	(155,166)	(268,139)
3.04.03	Payroll	(114,793)	(220,763)	(97,424)	(193,815)
3.04.04	Pension and healthcare plans	(14,642)	(30,745)	24,847	10,100
3.04.05	Materials and supplies	(11,893)	(21,827)	(12,706)	(23,860)
3.04.06	Raw materials and supplies for power generation	(3,261)	(8,274)	(3,142)	(6,400)
3.04.07	Natural gas and supplies for the gas business	(32,632)	(64,423)	(38,910)	(66,418)
3.04.08	Third-party services	(50,097)	(95,537)	(37,949)	(70,056)
3.04.09	Depreciation and amortization	(98,353)	(194,260)	(99,996)	(198,887)
3.04.10	Expense recovery	9,014	18,826	10,748	18,825
3.04.11	Other costs	(18,613)	(35,700)	(14,212)	(28,009)
3.05	RESULT OF OPERATIONS	612,162	1,060,021	508,887	1,054,961
3.06	OPERATING EXPENSES/REVENUES	(62,957)	(120,980)	(105,891)	(213,387)
3.06.01	From sales	(12,810)	(27,936)	(20,050)	5,755
3.06.02	General and administrative expenses/revenues	(62,778)	(116,662)	(64,359)	(135,528)
3.06.03	Financial Expenses/Revenues	52,546	86,636	7,843	(24,142)
3.06.03.01	Financial revenues	145,014	251,617	73,714	160,450
3.06.03.02	Financial expenses	(92,468)	(164,981)	(65,871)	(184,592)
3.06.05	Other Operating Expenses	(48,332)	(81,525)	(30,782)	(65,099)
3.06.06	Result of equity in subsidiaries and investees	8,417	18,507	1,457	5,627
3.06.06.01	Equity in subsidiaries and investees	11,939	22,029	3,264	9,402
3.06.06.02	Amortization of goodwill	(3,706)	(3,706)	(1,977)	(3,954)
3.06.06.03	Interests in other companies	184	184	170	179
3.07	OPERATING INCOME (LOSSES)	549,205	939,041	402,996	841,574
3.08	NON-OPERATING INCOME (LOSSES)	(3,108)	(3,968)	(31,937)	(34,467)
3.08.01	Revenues	1,558	3,249	120	244
3.08.02	Expenses	(4,666)	(7,217)	(32,057)	(34,711)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	546,097	935,073	371,059	807,107
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(160,422)	(283,331)	(163,976)	(326,140)
3.11	DEFERRED INCOME TAX	(21,152)	(27,627)	43,656	54,777
3.14	MINORITY INTEREST	(7,016)	(11,096)	(9,099)	(11,142)
3.15	NET INCOME FOR THE PERIOD	357,507	613,019	241,640	524,602

	NET INCOME PER SHARE	1.30641	2.24011	0.00088	0.00192

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders’ Equity

     For the year ended on December 31, 2007 and
for the six-month periods ended on June 30, 2008 and 2007
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Share capital increase	585,000	-	-	(585,000)	-	-
Net income for the period	-	-	-	-	524,602	524,602

Balance as of June 30, 2007	4,460,000	817,293	268,323	830,654	524,602	6,900,872

Tax incentives	-	21,047	-	-	-	21,047
Net income for the period	-	-	-	-	582,008	582,008
Allocation proposed at the GSM:
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on capital	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Investment reserve	-	-	-	783,530	(783,530)	-

Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income for the period	-	-	-	-	613,019	613,019

Balance as of June 30, 2008	4,460,000	838,340	323,653	1,614,184	613,019	7,849,196

The accompanying notes are an integral part of these quarterly financial statements.

     NOTES TO THE QUARTERLY INFORMATION

As of June 30, 2008
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: COPEL Generation and Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships.

On November 30, 2007, COPEL Transmission was split and incorporated by COPEL Generation and Transmission and by COPEL Distribution.

COPEL Generation and Transmission holds a 51% interest in Consórcio Energético Cruzeiro do Sul and, in September 2007, it acquired a controlling interest in Centrais Eólicas do Paraná Ltda. (Notes 15.d and 15.f).

The companies controlled by COPEL Corporate Partnerships are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., Copel Enterprises, UEG Araucária Ltda. and, as of January 2008, Dominó Holdings S.A., controlled jointly with the other shareholders (Note 15.e).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year which ended on December 31, 2007. This agreement was extended for six months, until June 30, 2008, and another 2-month extension is currently under negotiation.

2 Presentation of the Quarterly Information

The information featured in this report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by Aneel, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), including CVM Instruction no. 469/2008.

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the investees listed in Note 1.

The financial statements of Dominó Holdings S.A. have been consolidated into COPEL’s statements as of this fiscal year, proportionally to COPEL Corporate Partnerships’ 45% interest in the company.

Expenditures in connection with Consórcio Cruzeiro do Sul are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

The balance sheets of the wholly-owned subsidiaries (consolidated with those of the companies in which they have a controlling interest) are featured in Note 35, and their statements of income are featured in Note 36, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated quarterly statements effectively represent the balances of transactions with third parties.

All subsidiaries follow the accounting practices adopted by COPEL, and the main accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2007.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

For purposes of comparison, in COPEL’s consolidated statement of income as of June 30, 2007, R$ 1,537,598 in connection with the rate for the use of the distribution system (TUSD) were reclassified from Power Supply to Final Customers to Use of the Power Grid, under Gross Revenues from Sales and/or Services. Out of the amount of R$ 104,416 in connection with PIS/PASEP and COFINS taxes, previously recorded under Deductions from Gross Revenues, R$ 69,568 were reclassified to Power Purchased for Resale, and R$ 34,848 to Charges for the Use of the Power Grid. The amount of R$ 2,170, in connection with the intermediation of power sales, was reclassified from General and Administrative Expenses to Sales Expenses.

The Statements of Cash Flows and Added Value are featured in Notes 38 and 39, respectively.

3 Cash in Hand

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Cash and banks	93	631	35,924	35,332
Financial investments
Federal banks	497,105	84,713	1,546,792	1,465,906
Private banks	-	-	5,278	4,482
	497,105	84,713	1,552,070	1,470,388

	497,198	85,344	1,587,994	1,505,720

Most of the financial investments of the Company and of its subsidiaries have been made in official state-owned financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments can be redeemed at any time, without the loss of any accrued earnings.

4 Consumers and Distributors

		Not yet	Overdue for	Overdue for	Consolidated
		due	up to 90 days	over 90 days		Total

					30.06.2008	31.03.2008
Consumers
Residential		92,507	70,555	6,567	169,629	168,430
Industrial		115,822	18,192	45,107	179,121	166,483
Commercial		61,312	19,666	8,656	89,634	96,343
Rural		12,091	4,761	343	17,195	19,679
Public agencies		24,288	4,274	11,227	39,789	32,366
Public lighting		13,656	110	248	14,014	13,746
Public services		11,360	197	52	11,609	12,547
Unbilled		145,885	-	-	145,885	146,699
Energy installment plan		81,563	4,499	12,133	98,195	98,176
Energy installment plan - long-term		90,737	-	-	90,737	106,063
Low income customer rates		28,502	-	-	28,502	81,117
Penalties on overdue bills		3,980	4,025	6,471	14,476	14,158
State Government-"Luz Fraterna" Program		4,693	4,759	14,705	24,157	16,844
Red. of rate for use of distribution system		5,271	-	-	5,271	4,344
Gas supply		18,692	183	594	19,469	15,931
Other receivables		12,149	3,161	2,189	17,499	15,779
Other receivables - long-term		3,071	-	-	3,071	4,254
		725,579	134,382	108,292	968,253	1,012,959
Distributors
Bulk supply
Bulk supply - CCEE (Note 32)		3,344	-	105	3,449	262
Power auction		83,744	-	-	83,744	86,430
Bilateral agreements		43,235	-	-	43,235	52,080
Reimbursement to generators		824	-	-	824	892
Reimbursement to generators - long-term		10,274	-	-	10,274	10,580
Contracts with small utilities		6,872	-	-	6,872	8,794
Short-term bulk supply		-	-	126	126	126
		148,293	-	231	148,524	159,164
Charges for use of power grid
Power grid		13,891	59	2,339	16,289	18,986
Basic Network		28,710	-	189	28,899	29,670
Basic Network - long-term		-	-	-	-	3,627
Connection grid		189	-	-	189	113
		42,790	59	2,528	45,377	52,396

		916,662	134,441	111,051	1,162,154	1,224,519

30.06.2008	Current total	812,580	134,441	111,051	1,058,072
	Long-term total	104,082	-	-	104,082

31.03.2008	Current total	843,032	165,272	91,691		1,099,995
	Long-term total	124,524	-	-		124,524

5 Provision for Doubtful Accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /	Reversal of
Consolidated		(reversals)	write-offs		Consolidated

	31.12.2007			30.06.2008	31.03.2008
Consumers and distributors
Residential	16,268	7,094	2	23,364	19,063
Industrial	41,941	4,900	-	46,841	45,364
Commercial	8,454	2,426	3	10,883	9,769
Rural	38	73	-	111	89
Public agencies	1,725	510	-	2,235	2,550
Public lighting	146	5	-	151	149
Public services	288	(278)	-	10	677
Utilities	2,726	-	105	2,831	2,831
Utilities - long-term	11,469	(1,730)	-	9,739	10,103
Gas supply	6	(6)	-	-	-

	83,061	12,994	110	96,165	90,595

Current total	71,592	14,724	110	86,426	80,492
Long-term total	11,469	(1,730)	-	9,739	10,103

6 Dividends Receivable

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Investees and subsidiaries
COPEL Generation and Transmission	-	384,688	-	-
COPEL Distribution	-	178,300	-	-
COPEL Corporate Partnerships	10,437	17,237	-	-
Cia. Paranaense de Saneamento - Sanepar	-	-	3,529	5,783

.	10,437	580,225	3,529	5,783

7 CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments

		Consolidated

	30.06.2008	31.03.2008
2009	23,517	33,342
2010	49,369	47,035
2011	52,652	50,164
2012	56,153	53,500
2013	59,888	57,058
2014	63,871	60,852
2015	68,119	64,899
2016	72,649	69,215
2017	77,480	73,819
2018	82,633	78,728
2019	88,129	83,964
2020	93,990	89,548
2021	100,240	95,503
After 2021	384,827	366,639

	1,273,517	1,224,266

b) Changes in the CRC balance

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees (Note 31)	38,314	-	38,314
Monetary variation (Note 31)	93	16,593	16,686
Transfers	18,644	(18,644)	-
Amortization	(55,633)	-	(55,633)
As of June 30, 2007	36,623	1,156,847	1,193,470
Interest and fees	37,748	-	37,748
Monetary variation	1,774	73,004	74,778
Transfers	19,998	(19,998)	-
Amortization	(55,634)	-	(55,634)
As of December 31, 2007	40,509	1,209,853	1,250,362
Interest and fees (Note 31)	40,095	-	40,095
Monetary variation (Note 31)	807	85,629	86,436
Transfers	21,965	(21,965)	-
Amortization	(60,023)	-	(60,023)
As of June 30, 2008	43,353	1,273,517	1,316,870

8 Taxes and Social Contribution

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Current assets
Deferred IRPJ/CSLL (a)	9,967	3,356	70,996	84,519
IRPJ/CSLL to be offset (b)	70,429	66,383	88,847	125,864
ICMS (VAT) to be offset	-	-	26,927	18,800
PIS/Pasep and Cofins taxes to be offset	-	-	491	1,732
Other taxes to be offset	-	-	1,159	1,151
	80,396	69,739	188,420	232,066
Long-term receivables
Deferred IRPJ/CSLL (a)	126,553	126,863	439,042	420,923
IRPJ/CSLL to be offset (b)	4,525	4,525	4,525	4,525
ICMS (VAT) to be offset	-	-	54,225	47,165
	131,078	131,388	497,792	472,613
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	51,622	26,632
IRPJ/CSLL payable	-	-	91,100	46,040
ICMS (VAT) payable	-	-	131,110	129,891
PIS/Pasep and Cofins payable	2	-	29,668	29,546
REFIS Installments (c)	35,068	35,068	35,068	35,068
Other taxes	847	839	5,632	4,876
	35,917	35,907	344,200	272,053
Long-term liabilities
Deferred IRPJ/CSLL (a)	-	-	17,178	16,420
ICMS (VAT) payable	-	-	1,017	-
	-	-	18,195	16,420

IRPF = Corporate income tax
CSLL = Social contribution on net income

c) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income tax and social contribution credits have been recorded as follows:

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Current assets
Pension and healthcare plans	-	-	3,866	12,900
Tax losses	9,815	3,175	9,815	3,176
Passive CVA	-	-	17,648	35,485
Temporary additions	152	181	39,667	32,958
	9,967	3,356	70,996	84,519
Long-term receivables
Pension and healthcare plans	-	-	162,490	152,797
Tax losses and negative tax basis	11,466	13,970	23,200	25,587
Temporary additions:	-	-	-	-
Provisions for contingencies	92,648	90,454	156,300	155,468
Provision for doubtful accounts	1,839	1,839	34,465	35,473
REFIS/FINAN provision	14,805	14,805	14,805	14,805
Provisions for regulatory liabilities	-	-	4,964	-
Provision for effects of network charges	-	-	3,310	4,964
Amortization of goodwill	5,120	5,120	18,732	18,512
Other	675	675	20,776	13,317
	126,553	126,863	439,042	420,923
(-) Current liabilities
Active CVA	-	-	35,836	21,154
Surplus power	-	-	1,792	1,477
Temporary exclusions	-	-	13,994	4,001
	-	-	51,622	26,632
(-) Long-term liabilities
Active CVA	-	-	5,418	4,655
Surplus power	-	-	-	425
Temporary exclusions	-	-	11,760	11,340
	-	-	17,178	16,420

	136,520	130,219	441,238	462,390

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
.	amount	amount	amount	amount	amount	amount

2008	3,354	1,601	-	92,191	70,412
2009	-	-	108	-	-	22,296
2010	-	-	192	-	-	26,804
2011	-	-	934	-	-	23,554
2012	-	-	-	-	-	15,342
2013	-	-	-	-	-	13,700
After 2013	-	-	135,286	-	-	339,542

	3,354	1,601	136,520	92,191	70,412	441,238

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2008, in April 2009.

d) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and to corporate income tax (IRPJ) and social contribution on net income (CSLL) amounts levied on actual income, with the option of monthly payments based on estimates, during the period.

e) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s awareness, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). The INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

f) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Income before IRPJ and CSLL:	601,041	502,879	935,073	807,107
IRPJ and CSLL (34%)	(204,354)	(170,979)	(317,925)	(274,416)
Tax effects on:
Dividends	51	-	1,304	-
Equity in investees	216,281	192,656	4,826	1,546
Pension plan contribution surplus	-	-	-	(415)
Adjustments from previous years in connection
with pension and healthcare plans	-	-	-	2,066
Tax breaks	-	-	2,031	230
Present value adjustment - Compagas	-	-	(399)	(358)
Non-deductible expenses	-	-	(564)	-
Other	-	46	(231)	(16)
Tax effects on:
Current IRPJ and CSLL	-	-	(283,331)	(326,140)
Deferred IRPJ and CSLL	11,978	21,723	(27,627)	54,777

IRPJ = Corporate income tax
CSLL = Social contribution on net income

9 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

ANEEL has ordered COPEL Distribution to apply, as of June 24, 2008, an average reduction of 3.35% to its rates for sales to final customers, pursuant to Resolution no. 663, dated June 23, 2008. Out of this percentage, - 7.17% correspond to the annual rate review, and 3.82% to financial components outside the range of the annual rate review. CVA is part of the latter group, amounting to R$ 74,441, and is made up of two installments: CVA being processed for rate year 2007-2008, in the amount of R$ 50,103, and CVA balance from the previous year to be offset, in the amount of R$ 24,337.

COPEL expects that the amounts classified as long-term assets will be recovered in up to two years.

a) Breakdown of CVA balances

		Current		Long-term
Consolidated		assets		receivables

30.06.2008		31.03.2008	30.06.2008	31.03.2008
Recoverable Portion A variations, 2007 rate review
Fuel Consumption Account - CCC	-	934	-	-
Power purchased for resale (Itaipu)	-	11,144	-	-
Charges for system services - ESS	-	3,541	-	-
Energy Development Account - CDE	-	3,063	-	-
Incentives to Alternative Energy Sources - Proinfa	-	2,280	-	-
Transport of purchased power (Itaipu)	-	106	-	-
	-	21,068	-	-
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account - CCC	35,931	10,476	-	3,492
Charges for use of trans.sys. (Basic Network)	31,816	13,005	-	4,335
Power purchased for resale (Itaipu)	23,222	18,527	-	6,175
Charges for system services - ESS	18,266	655	-	218
Energy Development Account - CDE	338	3,434	-	1,145
Incentives to Alternative Energy Sources - Proinfa	5,635	4,799	-	1,600
Transport of purchased power (Itaipu)	-	65	-	22
	115,208	50,961	-	16,987
Recoverable Portion A variations, 2009 rate review
Fuel Consumption Account - CCC	-	-	1,022	-
Charges for use of trans.sys. (Basic Network)	-	-	5,012	-
Charges for system services - ESS	-	-	12,967	-
Energy Development Account - CDE	-	-	229	-
	-	-	19,230	-

	115,208	72,029	19,230	16,987

		Current		Long-term
Consolidated		liabilities		liabilities

30.06.2008		31.03.2008	30.06.2008	31.03.2008
Portion A variations subject to offsetting, 2007 rate review
Fuel Consumption Account - CCC	-	17,073	-	-
Charges for use of trans. syst. (Basic Network)	-	15,902	-	-
Power purchased for resale (CVA Energy)	-	27,077	-	-
Transport of purchased power (Itaipu)	-	501	-	-
	-	60,553	-	-
Portion A variations subject to offsetting, 2008 rate review
Fuel Consumption Account - CCC	-	1,506	-	502
Charges for use of trans. syst. (Basic Network)	-	2,089	-	697
Charges for system services - ESS	-	6,913	-	2,304
Power purchased for resale (CVA Energy)	51,453	33,127	-	11,652
Transport of purchased power (Itaipu)	455	180	-	60
	51,908	43,815	-	15,215
Portion A variations subject to offsetting, 2009 rate review
Power purchased for resale (Itaipu)	-	-	1,533	-
Power purchased for resale (CVA Energy)	-	-	10,138	-
Transport of purchased power (Itaipu)	-	-	61	-
	-	-	11,732	-

	51,908	104,368	11,732	15,215

b) Changes in the CVA

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2007					30.06.2008
Assets
Fuel Consumption Account - CCC	13,187	24,977	(1,869)	658	-	36,953
Charges for use of trans. syst. (Basic Network)	8,148	27,863	-	817	-	36,828
Power purchased for resale (Itaipu)	46,907	(2,152)	(23,310)	1,777	-	23,222
Charges for system services - ESS	7,826	30,478	(7,484)	413	-	31,233
Energy Development Account - CDE	9,969	(3,435)	(6,428)	461	-	567
Incentives to Alternative Sources - Proinfa	6,770	3,165	(4,785)	485	-	5,635
Transport of purchased power (Itaipu)	285	(74)	(211)	-	-	-
	93,092	80,822	(44,087)	4,611	-	134,438
Current	67,614	53,200	(44,087)	3,886	34,595	115,208
Non-current	25,478	27,622	-	725	(34,595)	19,230

Liabilities
Fuel Consumption Account - CCC	35,856	(1,710)	(36,119)	1,973	-	-
Charges for use of trans. syst. (Basic Network)	34,175	(2,372)	(32,579)	776	-	-
Power purchased for resale (Itaipu)	-	1,525	-	8	-	1,533
Charges for system services - ESS	7,444	(7,193)	-	(251)	-	-
Power purchased for resale (CVA Energy)	87,177	25,182	(55,840)	5,072	-	61,591
Transport of purchased power (Itaipu)	1,114	318	(1,059)	143	-	516
	165,766	15,750	(125,597)	7,721	-	63,640
Current	143,436	4,477	(125,597)	7,322	22,270	51,908
Non-current	22,330	11,273	-	399	(22,270)	11,732

10 Other Regulatory Assets and Liabilities

Consolidated balances as of June 30, 2008 are shown below:

			Assets			Liabilities

		Non			Non
	Current	current	Total	Current	current	Total

COPEL Distribution
Connection point review adjustments (a)	232	77	309	-	-	-
Basic network review adjustments (a)	10,507	12,099	22,606	14,510	14,510	29,020
Uncovered amount - CIEN contract (b)	30,112	-	30,112	-	-	-
	40,851	12,176	53,027	14,510	14,510	29,020
COPEL Generation and Transmission
Basic network review adjustments (a)	-	-	-	23,359	-	23,359

	40,851	12,176	53,027	37,869	14,510	52,379

a) Adjustment share – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, is being offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,510, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribution’s June 2008 rate review, and the remainder will be taken into account in the June 2009 rate review. The Company expects that the amounts classified as long-term will be recovered within 2 years.

b) Involuntary uncovered amount – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordnance no. 294/2006. This amount was tentatively taken into account in COPEL Distribution’s June 2008 rate review and will be reviewed at the time of the calculation of the transfer to customers of the cost of excess power under contract for calendar year 2008, which will be processed in the 2009 rate review.

11 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Current assets
Escrow deposits	437	440	116,419	106,716
	437	440	116,419	106,716
Long-term receivables
Collateral under STN agreement (Note 18.b)	-	-	20,413	22,142
	-	-	20,413	22,142

There are R$ 4,170 invested in Unibanco S.A., restated as of June 30, 2008 (R$ 9,170 as of March 31, 2008), yielding 98.5% of the variation of the DI rate, and another R$ 7,831 (R$ 2,554 as of March 31, 2008), yielding 100.5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 51,022 (as of June 30, 2008) invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Generation and Transmission.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

12 Other Receivables

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Current assets
Advance payments to employees	-	-	18,963	20,442
Use of the Araucária TPP's transmission system	-		10,427	7,724
Lease of the Araucária TPP	-	-	7,145	-
Advance payments to suppliers	-	-	6,819	5,942
Advance payments	-	-	5,721	7,044
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Decommissioning in progress	-	-	3,929	3,824
Recoverable salaries of transferred employees	-	-	3,735	3,795
Services to third-parties	-	-	2,842	1,385
Disposal of property and rights	-	-	2,681	2,715
Advance payments for judicial deposits	-	147	2,496	1,176
Global Reversal Reserve (RGR) - discrepancies	-	-	2,151	1,198
Provision for doubtful accounts	(4,348)	(4,348)	(9,463)	(9,449)
Other receivables	4	7	5,511	4,487
	4	154	67,305	54,631
Long-term receivables
Compulsory loans	-	-	3,417	4,305
Disposal of property and rights	-	-	4,962	4,116
Advance payments	-	-	62	62
	-	-	8,441	8,483

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, refers to Onda and to an unrealizable amount mostly comprising wages of loaned employees.

13 Judicial Deposits

The balances of judicial deposits are shown below:

Consolidated	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			30.06.2008	31.03.2008
Labor	80,411	(23,282)	57,129	64,187
.
Civil:
Easements	10,746	-	10,746	10,601
Civil claims	23,140	(1,128)	22,012	16,245
Customer claims	3,147	(491)	2,656	2,548
	37,033	(1,619)	35,414	29,394
.
Tax:
Tax claims	52,239	(26,668)	25,571	35,757
PIS/PASEP tax claims	14,620	(14,620)	-	-
	66,859	(41,288)	25,571	35,757
.
Other	1,065		1,065	1,069

	185,368	(66,189)	119,179	130,407

Parent Company	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			30.06.2008	31.03.2008
Tax:
Tax claims	51,294	(26,668)	24,626	34,781
PIS/PASEP tax claims	14,620	(14,620)	-

	65,914	(41,288)	24,626	34,781

Escrow deposits have been classified under Provisions for Contingencies and are featured as a deduction from this item in Note 26.

14 Receivables from Related Parties

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Subsidiaries
COPEL Generation and Transmission
Dividends receivable (Note 6)	-	384,688
	-	384,688	-	-
COPEL Distribution
Dividends receivable (Note 6)	-	178,300	-	-
Transferred financing - STN (a)	67,245	78,333	-	-
Loan agreement (b)	567,547	554,850	-	-
	634,792	811,483	-	-
COPEL Corporate Partnerships
Dividends receivable (Note 6)	10,437	17,237	-	-
	10,437	17,237	-	-

	645,229	1,213,408	-	-
Investees
Dividends receivable (Note 6)
Cia. Paranaense de Saneamento - Sanepar	-	-	3,529	5,783
.	-	-	3,529	5,783

	645,229	1,213,408	3,529	5,783

Dividends receivable (Note 6)	10,437	580,225	3,529	5,783
Long-term receivables	634,792	633,183	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts have also been recorded under the Parent Company.

The remaining balance in the amount of R$ 67,245 (R$ 78,333 as of March 31, 2008) corresponds to a debt to the National Treasury (STN), transferred with the same interest and charges agreed by the Parent Company, which is featured as a receivable from COPEL Distribution and as loans and financing liability owed by the same subsidiary (note 18.b).

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution and due on March 1, 2007.

15 Investments

		Parent Company		Consolidated

	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Interests in investees
Sercomtel S.A. - Telecomunicações	-	-	83,040	83,033
Foz do Chopim Energética Ltda. (1)	-	-	16,781	17,337
Sercomtel Celular S.A.	-	-	7,636	7,253
Dona Francisca Energética S.A.	-	-	8,000	6,904
Copel Amec S/C Ltda. (1)	-	-	144	142
Carbocampel S.A. (1)	-	-	(55)	(59)
Advance payment for capital increase	-	-	1,059	1,059
Escoelectric Ltda. (1)	-	-	(825)	(838)
Advance payment for capital increase	-	-	1,025	1,025
Braspower International Engineering S/C Ltda. (1)	-	-	-	-
Advance payment for capital increase	-	-	176	176
Cia. Paranaense de Saneamento - Sanepar	-	-	275,819	273,893
			392,800	389,925
Interests in investees - goodwill (c)
Sercomtel S.A. - Telecomunicações	-	-	-	511
Sercomtel Celular S.A.	-	-	-	78
Cia. Paranaense de Saneamento - Sanepar	-	-	4,012	4,194
	-	-	4,012	4,783
Interests in subsidiaries
COPEL Generation and Transmission	3,411,788	3,279,630	-	-
COPEL Distribution	2,993,896	2,777,736	-	-
COPEL Telecommunications	197,407	194,912	-	-
COPEL Corporate Partnerships	1,328,918	1,310,146	-	-
	7,932,009	7,562,424	-	-
Other investments
Amazon Investment Fund (FINAM)	30,013	30,013	30,013	30,013
FINAM - Nova Holanda	14,867	14,867	14,867	14,867
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Investco	7,903	7,903	7,903	7,903
Provision for losses on tax incentives	(26,801)	(26,801)	(26,801)	(26,801)
Consórcio Energético Cruzeiro do Sul (c)	-	-	9,738	6,844
Real estate for future service use	-	-	3,701	4,634
Other investments	2,322	2,322	3,825	3,825
	38,174	38,174	53,116	51,155

	7,970,183	7,600,598	449,928	445,863

(1) Unaudited by independent auditors

a) Main information about COPEL’s investees and subsidiaries

	Shares		COPEL's	Paid-in	Adjusted	Net
	held by COPEL		stake	share	shareholders'	income

	Common	Preferred	(%)	capital	equity	(losses)

Investees						30.06.2008
Sercomtel S.A. - Telecomunicações	9,018,088	4,661,913	45.00	246,896	184,532	994
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	46,914	12,393
Sercomtel Celular S.A.	9,018,029	4,661,972	45.00	36,540	16,968	(2,781)
Dona Francisca Energética S.A.	15,338,180	-	23.03	66,600	34,736	8,982
Copel Amec S/C Ltda. (1)	-	-	48.00	100	300	8
Carbocampel S.A. (1)	127,400	-	49.00	260	(113)	(2)
Escoelectric Ltda. (1)	-	-	40.00	8,050	(3,088)	295
Braspower Int. Engineering S/C Ltda. (1)	-	-	49.00	1,650	(406)	-
Cia. Paranaense de Saneamento -
Sanepar	51,797,823	12,949,456	34.75	374,268	793,784	44,411

Subsidiaries
COPEL Generation and Transmission	2,947,018,158	-	100.00	2,947,018	3,411,788	267,346
COPEL Distribution	2,171,927,626	-	100.00	2,171,928	2,993,896	329,985
COPEL Telecommunications	194,754,542	-	100.00	194,755	197,407	3,672
COPEL Corporate Partnerships	1,165,500,361	-	100.00	1,165,500	1,328,918	35,116
Cia. Paranaense de Gás - Compagas	5,712,000	11,424,000	51.00	85,143	170,972	22,263
Elejor - Centrais Elétricas Rio Jordão	42,209,920	-	43.54	113,800	118,893	730
COPEL Enterprises (1)	-	-	100.00	397,983	403,979	(491)
UEG Araucária Ltda.	-	-	80.00	707,440	660,797	(1,123)
Centrais Eólicas do Paraná (1)	-	-	100.00	3,061	4,285	166
Dominó Holdings S.A. (2)	251,928,516	-	45.00	251,929	625,124	29,751

(1) Unaudited by independent auditors
(2) Joint control as of January 2008

b) Changes to the investments in investees and subsidiaries

	Balance as of	Result of		Balance as of
Parent Company	31.12.2007	equity	Investments	30.06.2008

Subsidiaries
COPEL Generation and Transmission	3,144,442	267,346	-	3,411,788
COPEL Distribution	2,663,911	329,985	-	2,993,896
COPEL Telecommunications	193,735	3,672	-	197,407
COPEL Corporate Partnerships	1,226,802	35,116	67,000	1,328,918

	7,228,890	636,119	67,000	7,932,009

	Balance as of	Result of		Balance as of
Parent Company	31.12.2006	equity	Investments	30.06.2007

Subsidiaries
COPEL Generation and Transmission	2,509,233	204,211	-	2,713,444
COPEL Transmission	994,523	75,641	69,217	1,139,381
COPEL Distribution	1,689,286	258,999	-	1,948,285
COPEL Telecommunications	184,287	3,624	6,160	194,071
COPEL Corporate Partnerships	668,889	24,158	511,526	1,204,573

	6,046,218	566,633	586,903	7,199,754

				Addition of	Proposed		Balance
	Balance as of	Result of	Amortization	Dominó in	dividends		as of
Consolidated	31.12.2007	equity	of goodwill	consolidation	and IOC	Other	30.06.2008

Investees
Dominó Holdings (d)	90,155	-	-	(90,155)	-	-	-
Sercomtel - Telecomunicações	82,153	887	-	-	-	-	83,040
Foz do Chopim	16,353	4,434	-	-	(3,684)	(322)	16,781
Sercomtel Celular	8,759	(1,123)	-	-	-	-	7,636
Dona Francisca Energética	5,931	2,069	-	-	-	-	8,000
Copel Amec	140	4	-	-	-	-	144
Carbocampel	(56)	1	-	-	-	-	(55)
Adv. for capital increase	1,059	-	-	-	-	-	1,059
Escoelectric	(1,390)	565	-	-	-	-	(825)
Adv. for capital increase	1,025	-	-	-	-	-	1,025
Braspower	-	-	-	-	-	-	-
Adv. for capital increase	176	-	-	-	-	-	176
Sanepar	-	15,431	-	264,539	(4,151)	-	275,819
	204,305	22,268	-	174,384	(7,835)	(322)	392,800
Investees - goodwill (b)
Sercomtel - Telecomunicações	1,568	-	(1,568)	-	-	-	-
Sercomtel Celular	223	-	(223)	-	-	-	-
Sanepar	-	-	(365)	4,377	-	-	4,012
	1,791	-	(2,156)	4,377	-	-	4,012
Subsidiaries - goodwill (1)
Elejor	-	-	(378)	-	-	378	-
COPEL Enterprises	-	-	(1,172)	-	-	1,172	-
	-	-	(1,550)	-	-	1,550	-
Other		(239)		-	-	239	-

	206,096	22,029	(3,706)	178,761	(7,835)	1,467	396,812

(1) Balances and changes reclassified under intangible assets in progress

				Investments	Proposed		Balance
	Balance as of	Result of	Amortization	and	dividends		as of
Consolidated	31.12.2006	equity	of goodwill	cap. Increase	and IOC	Other	30.06.2007

Investees
Dominó Holdings (d)	91,522	5,148	-	-	(1,350)	-	95,320
Sercomtel - Telecomunicações	83,463	388	-	-	-	-	83,851
Foz do Chopim	16,362	4,976	-	-	(4,220)	-	17,118
Sercomtel Celular	12,369	(1,337)	-	-	-	-	11,032
Dona Francisca Energética	2,023	1,948	-	-	-	-	3,971
Centrais Eólicas do Paraná	1,050	80	-	-	-	-	1,130
Copel Amec	468	17	-	-	-	-	485
Carbocampel	232	(11)	-	-	-	-	221
Adv. for capital increase	198	-	-	-	-	-	198
Escoelectric	-	-	-	-	-	-	-
Adv. for capital increase	2,500	(1,807)	-	412	-	-	1,105
Braspower		-	-	-	-	-	-
Adv. for capital increase	176	-	-	-	-	-	176
	210,363	9,402	-	412	(5,570)	-	214,607
Investees - goodwill (b)
Sercomtel - Telecomunicações	5,796	-	(2,114)	-	-	-	3,682
Sercomtel Celular	803	-	(290)	-	-	-	513
	6,599	-	(2,404)	-	-	-	4,195
Subsidiaries - goodwill (1)
Elejor	-	-	(378)	-	-	378	-
COPEL Enterprises	-	-	(1,172)	-	-	1,172	-
	-	-	(1,550)	-	-	1,550	-

	216,962	9,402	(3,954)	412	(5,570)	1,550	218,802

(1) Balances and changes reclassified under intangible assets in progress

c) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) in the first half of 2008 and of R$ 2,404 (R$ 2,114 + R$ 290) in the first half of 2007. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill, which is being amortized over 15 years as of 1999, at the rate of R$ 135 a month, for a total of R$ 365 in the first half of 2008, which is proportional to COPEL Enterprises' interest in the company.

d) Consórcio Energético Cruzeiro do Sul

On November 28, 2006, at the Auction of Power from New Projects, Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Generation and Transmission (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 892,400 people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

The deadline for the commercial operation of the facility’s first generating unit is January 1, 2011.

Total estimated expenditures amount to approximately R$ 1,000,000 as of October 2006, of which 51% (R$ 505,554) will be invested by COPEL Generation and Transmission, while the remaining 49% (R$ 485,729) will be invested by Eletrosul Centrais Elétricas S.A.

The power from the Mauá Power Plant was sold at an ANEEL auction at the rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, is 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The project has been concluded and approved by ANEEL. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of R$ 360.000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

e) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. On January 14, 2008, COPEL, through its wholly-owned subsidiary COPEL Corporate Partnerships, became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to income from future periods.

With this acquisition, COPEL Corporate Partnerships acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of income of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Adjusted balances (1) as of 30.06.2008

.	Full amounts	COPEL's stake (45%)

ASSETS	635,874	286,143
Current assets	14,019	6,308
Long-term receivables	621,855	279,835

LIABILITIES	635,874	286,143
Current liabilities	10,750	4,838
Shareholders' equity	625,124	281,305
.
STATEMENT OF INCOME
General and administrative expenses	(1,846)	(831)
Financial income (losses)	(645)	(291)
Result of equity in investees	32,244	14,510
Net income for the period	29,753	13,388

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

f) Centrais Eólicas do Paraná

The Company, through COPEL Corporate Partnerships, held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Generation and Transmission, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to income from future periods.

16 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			30.06.2008			31.03.2008
In service (a)
COPEL Generation and Transmission	5,202,294	(2,000,835)	3,201,459	5,170,778	(1,968,844)	3,201,934
COPEL Distribution	4,641,460	(2,202,788)	2,438,672	4,557,025	(2,160,155)	2,396,870
COPEL Telecommunications	334,444	(193,476)	140,968	333,559	(186,682)	146,877
COPEL Corporate Partnerships	322	(235)	87	337	(239)	98
Compagas	149,553	(38,216)	111,337	146,682	(35,443)	111,239
Elejor	605,899	(38,509)	567,390	605,609	(34,421)	571,188
UEG Araucária	640,205	(92,098)	548,107	634,108	(84,184)	549,924
Centrais Eólicas do Paraná	4,129	(2,319)	1,810	4,129	(2,267)	1,862
	11,578,306	(4,568,476)	7,009,830	11,452,227	(4,472,235)	6,979,992
Construction in progress
COPEL Generation and Transmission	274,791	-	274,791	290,270	-	290,270
COPEL Distribution	392,984	-	392,984	358,215	-	358,215
COPEL Telecommunications	39,135	-	39,135	37,115	-	37,115
Compagas	25,162	-	25,162	21,457	-	21,457
Elejor	8,828	-	8,828	8,786	-	8,786
UEG Araucária	553	-	553	3,830	-	3,830
	741,453	-	741,453	719,673	-	719,673
	12,319,759	(4,568,476)	7,751,283	12,171,900	(4,472,235)	7,699,665
Special liabilities (b)
COPEL Generation and Transmission	(4,925)	-	(4,925)	(4,925)	-	(4,925)
COPEL Distribution	(881,770)	-	(881,770)	(865,423)	-	(865,423)
	(886,695)	-	(886,695)	(870,348)	-	(870,348)
.

	11,433,064	(4,568,476)	6,864,588	11,301,552	(4,472,235)	6,829,317

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			30.06.2008			31.03.2008
Machinery and equipment	7,630,797	(3,110,324)	4,520,473	7,513,415	(3,038,807)	4,474,608
Reservoirs, dams, and headrace channels	2,865,095	(1,037,302)	1,827,793	2,865,095	(1,021,658)	1,843,437
Facilities, construction work, and betterments	700,634	(310,712)	389,922	695,285	(305,791)	389,494
Land	118,882	-	118,882	118,771	-	118,771
Gas pipelines	115,636	(25,576)	90,060	113,273	(23,730)	89,543
Vehicles	127,745	(72,798)	54,947	126,976	(70,910)	56,066
Furniture and implements	19,517	(11,764)	7,753	19,412	(11,339)	8,073

	11,578,306	(4,568,476)	7,009,830	11,452,227	(4,472,235)	6,979,992

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions will be amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization will be calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Expenditure program	-	221,512	-	221,512
Transfer to p.,p.,&e. in service	266,637	(266,637)	-	-
Depreciation quotas	(197,484)	-	-	(197,484)
Write-offs	(7,481)	(29,884)	-	(37,365)
Customer contributions	-	-	(16,093)	(16,093)
Transfer to intangible assets	(64)	1,606	-	1,542
Supplemental provision for contingencies	-	1,091	-	1,091
As of June 30, 2007	6,923,495	586,099	(824,705)	6,684,889
Consolidation of Ceopar's p.,p.,&e	1,983	-	-	1,983
Expenditure program	-	294,630	-	294,630
Transfer to p.,p.,&e. in service	261,692	(261,692)	-	-
Depreciation quotas	(202,583)	-	-	(202,583)
Write-offs	(11,912)	(42)	-	(11,954)
Customer contributions	-	-	(32,487)	(32,487)
Transfer between p.,p.,&e and intangible assets	(133)	-	-	(133)
Supplemental provision for contingencies	-	98,034	-	98,034
As of December 31, 2007	6,972,542	717,029	(857,192)	6,832,379
Expenditure program	-	282,918	-	282,918
Transfer to p.,p.,&e. in service	253,549	(253,549)	-	-
Depreciation quotas	(203,383)	-	-	(203,383)
Write-offs	(12,837)	(573)	-	(13,410)
Customer contributions	-	-	(29,503)	(29,503)
Transfer between p.,p.,&e and intangible assets	5	(3,164)	-	(3,159)
Transfer of property for future use	(46)	-	-	(46)
Supplemental provision for contingencies	-	(1,208)	-	(1,208)
As of June 30, 2008	7,009,830	741,453	(886,695)	6,864,588

17 Intangible assets

	Rights of use	Accumulated			Consolidated
	of software	amortization (1)	Easements	Other		Net value

					30.06.2008	31.03.2008
In service
COPEL Generation and Transmission	11,782	(8,285)	9,080	29	12,606	9,683
COPEL Distribution	29,290	(23,530)	17,718	113	23,591	24,216
COPEL Telecommunications	4,093	(2,787)	-	-	1,306	1,485
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	640	(432)	-	20	228	245
Elejor	-	-	101	-	101	101
UEG Araucária	90	(64)	-	-	26	7
	45,895	(35,098)	26,899	163	37,859	35,738
In progress
COPEL Transmission	-	-	654	-	654	1,077
COPEL Distribution	1,772	-	2,185	-	3,957	3,570
COPEL Telecommunications	100	-	-	-	100	100
Elejor	-	-	27	-	27	27
Goodwill - Elejor (a)				20,929	20,929	21,118
Goodwill - COPEL Enterprises (b)				50,436	50,436	51,022
	1,872	-	2,866	71,365	76,103	76,914

					113,962	112,652

(1) Annual amortization rate: 20%

a) Goodwill - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,929 as of June 30, 2008. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income as of June 30, 2008 was R$ 377 (R$ 377 as of 30 June, 2007).

b) Goodwill - COPEL Enterprises

The acquisition on May 31, 2006 of COPEL Enterprises, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance as of June 30, 2008 of R$ 50,436. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income as of June 30, 2008 was R$ 1,173 (R$ 1,173 as of June 30, 2008).

c) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2006	32,014	84,784	116,798
Expenditure program	-	1,063	1,063
Capitalizations	5,184	(5,184)	-
Amortization quotas	(1,749)	(1,551)	(3,300)
Write-offs	(30)	-	(30)
Transfer between p.,p.,&e. and intangible assets	64	(1,606)	(1,542)
As of June 30, 2007	35,483	77,506	112,989
Expenditure program	-	3,343	3,343
Capitalizations	2,782	(2,782)	-
Amortization quotas	(1,915)	(1,549)	(3,464)
Write-offs	(416)	-	(416)
Transfer between p.,p.,&e. and intangible assets	133	-	133
As of December 31, 2007	36,067	76,518	112,585
Expenditure program	-	1,799	1,799
Capitalizations	3,828	(3,828)	-
Amortization quotas	(1,707)	(1,550)	(3,257)
Write-offs	(324)	-	(324)
Transfer between p.,p.,&e. and intangible assets	(5)	3,164	3,159
As of June 30, 2008	37,859	76,103	113,962

18 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated				Current		Long-term
				liabilities		liabilities

			30.06.2008	31.03.2008	30.06.2008	31.03.2008
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	16,546	1,063	17,609	19,002	33,054	36,769
STN (b)	5,788	1,053	6,841	8,784	60,404	69,549
Banco do Brasil (c)	3,709	117	3,826	4,370	1,854	2,170
Eletrobrás (d)	5	-	5	6	27	32
	26,048	2,233	28,281	32,162	95,339	108,520
National currency (reais )
Eletrobrás (d)	37,616	16	37,632	38,538	257,777	264,063
Eletrobrás - Elejor (e)	-	-	-	-	106,682	99,740
BNDES - Compagas (f)	6,283	-	6,283	6,329	15,747	17,449
Banco do Brasil (c)	149	13,138	13,287	3,585	330,421	330,436
Finep (g)	-	4	4	-	1,464	-
	44,048	13,158	57,206	48,452	712,091	711,688

	70,096	15,391	85,487	80,614	807,430	820,208

Parent Company				Current		Long-term
				liabilities		liabilities

			30.06.2008	31.03.2008	30.06.2008	31.03.2008
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	5,788	1,053	6,841	8,784	60,404	69,549

National currency (reais)
Banco do Brasil (c)	-	13,134	13,134	3,440	329,600	329,600

	5,788	14,187	19,975	12,224	390,004	399,149

Maturity of long-term installments

	Foreign	National
	currency	currency		Consolidated

			30.06.2008	31.03.2008
2009	12,977	21,071	34,048	47,109
2010	20,455	42,314	62,769	65,210
2011	12,191	61,194	73,385	73,366
2012	3,928	54,951	58,879	57,888
2013	2,137	54,911	57,048	55,549
2014	1,070	384,383	385,453	383,735
2015	-	54,380	54,380	52,799
2016	-	33,479	33,479	32,381
2017	-	3,113	3,113	3,107
2018	-	2,122	2,122	2,112
2019	-	119	119	114
2020	-	50	50	48
2021	-	4	4	5
After 2021	42,581	-	42,581	46,785

	95,339	712,091	807,430	820,208

Changes in loans and financing

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2006	36,056	173,097	54,096	431,209	694,458
Funds raised	-	-	-	260,000	260,000
Charges	5,181	-	29,137	-	34,318
Monetary and exchange variation	(3,408)	(16,403)	41	10,390	(9,380)
Transfers	15,882	(15,882)	23,117	(23,117)	-
Amortization	(21,634)	-	(45,688)	-	(67,322)
As of June 30, 2007	32,077	140,812	60,703	678,482	912,074
Funds raised	-	-	-	86,592	86,592
Capitalized charges	-	-	-	12,129	12,129
Charges	4,432	-	26,770	2,398	33,600
Monetary and exchange variation	(1,183)	(8,353)	312	572	(8,652)
Transfers	14,177	(14,177)	63,187	(63,187)	-
Amortization	(19,005)	-	(88,786)	-	(107,791)
As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Funds raised	-	-	-	1,463	1,463
Capitalized charges	-	-	-	5,653	5,653
Charges	3,884	-	31,513	975	36,372
Monetary and exchange variation	(2,302)	(8,795)	262	9,738	(1,097)
Transfers	14,148	(14,148)	22,724	(22,724)	-
Amortization	(17,947)	-	(59,479)	-	(77,426)
As of June 30, 2008	28,281	95,339	57,206	712,091	892,917

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the first half of 2008 was 4,25% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				30.06.2008	31.03.2008
Par Bond	30	15.04.2024	30	25,407	28,367
Capitalization Bond	20	15.04.2014	10	13,061	15,818
Debt Conversion Bond	18	15.04.2012	10	9,710	12,173
Discount Bond	30	15.04.2024	30	17,778	19,818
New Money Bonds	15	15.04.2009	7	641	1,071
Flirb	15	15.04.2009	9	648	1,086

				67,245	78,333

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 8,416 and R$ 11,997 (R$ 9,129 and R$ 13,013 as of March 31, 2008), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 11).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private credit assignment agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. This debt is secured by COPEL’s revenues; and

3) The Parent Company has the following credits notes from Banco do Brasil, in connection with its debt service:

	Issue		Financial charges due
Credit notes	date	Maturity	semi-annually	R$

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252

				329,600

As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, the amount of R$ 29,736, of which R$ 16,992 were received in 2007, in RGR funds in connection with contract ECFS-142/2006, signed on May 11, 2006, which has a grace period of 24 months and is repayable in 120 monthly installments, with final maturity on September 30, 2020. This loan is secured by the Parent Company’s and by COPEL Distribution’s revenues.

e) Eletrobrás - Elejor

For purposes of presentation of the quarterly financial information report, the value of the shares to be redeemed by ELEJOR, including financial charges, has been reclassified from minority interest to loans and financing, under long-term liabilities.

This balance refers to 59,900 paid in redeemable preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, which shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place on August 31, 2006 as the final generating unit went online. Thus, the first payment will be made in September 2008, restated according to the IGP-M/FGV index, “pro rata tempore”, between the date the shares were paid in and the actual payment date, plus prorated interest of 12% p.a..

In August 2007, nine installments of 1,871,875 shares were bought back in advance by Elejor, for R$ 20,385, and financial charges of R$ 18,725 were paid, for a total of R$ 39,110.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The funds, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was withdrawn in April 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability.

A share of 1% of the funds will be allocated to cover inspection and supervision expenses.

The principal amount of this debt will be subject to equalized interest of 6.37 p.a., due on the 15th day of each month, including the months of the grace period.

The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

COPEL Generation and Transmission has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Generation and Transmission has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

19 Debentures

The balance of debentures is broken down below:

				Current		Long-term
				liabilities		liabilities

			30.06.2008	31.03.2008	30.06.2008	31.03.2008
	Principal amount	Charges	Total	Total
Parent Company (a)	133,360	29,279	162,639	140,755	600,000	600,000
Elejor (b)	-	3,304	3,304	3,230	269,638	269,476

	133,360	32,583	165,943	143,985	869,638	869,476

Maturity of long-term installments

		Consolidated

	30.06.2008	31.03.2008
2009	22,816	22,802
2010	42,174	42,149
2011	646,092	646,064
2012	46,092	46,064
2013	46,092	46,064
2014	43,050	43,024
2015	20,188	20,176
2016	3,134	3,133

	869,638	869,476

Changes in the balances of debentures

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	75,733	-	75,733
Monetary variation	1,902	11,611	13,513
Transfers	141,832	(141,832)	-
Amortization	(878,071)	-	(878,071)
As of June 30, 2007	179,751	999,009	1,178,760
Charges	62,379	-	62,379
Monetary variation	1,882	691	2,573
Transfers	(2,974)	2,974	-
Amortization	(69,211)	-	(69,211)
As of December 31, 2007	171,827	1,002,674	1,174,501
Charges	56,667	324	56,991
Transfers	133,360	(133,360)	-
Amortization	(195,911)	-	(195,911)
As of June 30, 2008	165,943	869,638	1,035,581

a) Parent Company Debentures

1) Fourth Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for January 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation and Transmission’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

20 Suppliers

			Consolidated

		30.06.2008	31.03.2008
Charges for the use of the power grid
Use of the Basic Network		51,779	51,795
Transport of power		3,743	3,720
Use of connections		237	237
		55,759	55,752
Power suppliers
Eletrobrás (Itaipu)		72,738	74,552
Furnas Centrais Elétricas S.A.		30,191	31,789
Controladora Hidro Elétrica do São Francisco - Chesf		29,272	30,784
Utilities - CCEE (Note 32)		20,522	61,830
Controladora Energética de São Paulo - Cesp		10,412	11,505
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.		9,383	8,740
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		9,293	10,255
Itiquira Energética S.A.		8,764	9,714
Dona Francisca Energética S.A.		4,420	4,567
Companhia Energética de Minas Gerais - Cemig		4,223	4,667
Other utilities		15,509	27,627
		214,727	276,030
Materials and services
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		200,730	195,340
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		28,556	25,260
Other suppliers		110,319	97,334
		339,605	317,934

		610,091	649,716

	Current	409,361	454,376
	Long-term	200,730	195,340

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation and Transmission, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

21 Accrued Payroll Costs

		Consolidated

	30.06.2008	31.03.2008
Payroll
Profit sharing	-	54,254
Taxes and social contribution	17,622	16,920
Payroll, net	150	134
Assignments to third-parties	2	24
	17,774	71,332
Labor provisions
Paid vacation and annual bonus	59,257	47,139
Social charges on paid vacation and annual bonus	20,798	15,767
Provisions for voluntary quits	-	2,041
	80,055	64,947

	97,829	136,279

22 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on 20/01/99. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since COPEL believed that the obligations contained therein expired.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans.

In November 2007, the State Department of Supplemental Pension Plans requested further information and suggested the conduction of an independent actuarial audit in order to review the settlement process and to issue a conclusive report on the suitability of the actuarial assumptions used and on whether the debt and/or contract at hand was settled/terminated.

The suggestion was accepted by both parties, and the audit process by a specialized company is currently under way.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, the final decision will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of income

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			30.06.2008	31.03.2008
Pension plan - Plans I and II (DB)	113,338	377,472	490,810	490,180
Pension plan - Plan III (VC) - employees	6,134	-	6,134	5,659

	119,472	377,472	496,944	495,839

		Current	17,506	17,655
		Long-term	479,438	478,184

The consolidated amounts recognized in the statement of income are shown below:

		Consolidated

	30.06.2008	30.06.2007
Pension plan - periodic post-employment cost (1)	(13,795)	(55,172)
Pension plan (VC)	23,540	26,294
Healthcare plan - post-employment	20,757	7,973
Healthcare plan contributions	12,648	13,131
(-) Transfers to p.,p.,&e.	(3,865)	(3,404)

	39,285	(11,178)

1) The annual estimated cost for 2008, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

23 Customer Charges Due

		Consolidated

	30.06.2008	31.03.2008
Energy Development Account - CDE	14,904	14,905
Fuel Consumption Account - CCC	15,437	13,624
Global Reversal Reserve - RGR	6,045	5,032

	36,386	33,561

24 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	due	applicable	30.06.2008	31.03.2008

Research and Development - R&D
FNDCT	-	19,137	-	19,137	19,661
MME	-	9,586	-	9,586	9,850
R&D - projects	15,833	-	66,370	82,203	80,854
	15,833	28,723	66,370	110,926	110,365
Energy Efficiency Program - EEP	13,261	-	70,731	83,992	80,846

	29,094	28,723	137,101	194,918	191,211

Changes in the balances of R&D and EEP

	Consolidated	Provision	SELIC rate	Write-offs	Consolidated

	31.12.2007				30.06.2008
Research and Development - R&D
FNDCT	20,157	6,760	-	(7,780)	19,137
MME	10,287	3,380	-	(4,081)	9,586
R&D - projects	75,893	6,760	3,346	(3,796)	82,203
	106,337	16,900	3,346	(15,657)	110,926
Energy Efficiency Program - EEP	78,943	9,081	2,751	(6,783)	83,992

	185,280	25,981	6,097	(22,440)	194,918

25 Other Accounts Payable

		Consolidated

	30.06.2008	31.03.2008
Current liabilities
Concession charge - ANEEL grant	31,454	28,913
Court settlement	30,673	-
Collected public lighting charge	15,259	15,970
Compensation for use of water resources	13,008	11,877
Reimbursement - customer contributions - (ERD)	8,385	12,474
Reparations to the Apucaraninha Indian community	2,240	2,240
ANEEL Inspection Fee	1,451	1,442
Pledged collateral	1,384	1,966
Other liabilities	5,880	6,598
	109,734	81,480
Long-term liabilities
Reparations to the Apucaraninha Indian community	6,720	6,720
Other liabilities	15	15
	6,735	6,735

26 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2008	31.03.2008
Labor	114,376	(23,282)	91,094	90,288
Regulatory	107	-	107	104
Civil:
Suppliers (a)	51,383	-	51,383	50,191
Civil and administrative claims	19,459	(1,128)	18,331	18,241
Easements (b)	10,005	-	10,005	11,275
Condemnation and real estate claims (b)	111,253	-	111,253	108,076
Customers	4,630	(491)	4,139	4,749
	196,730	(1,619)	195,111	192,532
Tax:
Tax claims	97,696	(26,668)	71,028	66,306
Pasep tax	14,838	(14,620)	218	218
Cofins tax (c)	174,824	-	174,824	171,613
	287,358	(41,288)	246,070	238,137

	598,571	(66,189)	532,382	521,061

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2008	31.03.2008
Civil	416	-	416	396
Tax:
Tax claims	65,386	(26,668)	38,718	35,115
Pasep tax	14,838	(14,620)	218	218
Cofins tax (c)	174,824	-	174,824	171,613
	255,048	(41,288)	213,760	206,946

	255,464	(41,288)	214,176	207,342

Changes in provisions for contingencies

Consolidated	Balance of	Additions			Balance of
	Provision	(Reversals)	Restatement	Payments	Provision

	31.12.2007				30.06.2008
Labor	102,474	22,633	-	(10,731)	114,376
Regulatory	2,169	(2,062)	-	-	107
Civil:
Suppliers	49,954	1,429	-	-	51,383
Easements	16,070	(5,386)	-	(679)	10,005
Civil and administrative claims	15,975	4,170	-	(686)	19,459
Customers	6,523	(1,893)	-	-	4,630
Condemnations	107,083	4,170	-	-	111,253
Environmental claims	163	(163)	-	-	-
	195,768	2,327	-	(1,365)	196,730
Tax:
Tax claims	92,488	6,261	-	(1,053)	97,696
Pasep tax	14,776	-	62	-	14,838
Cofins tax	171,613	3,211	-	-	174,824
	278,877	9,472	62	(1,053)	287,358

	579,288	32,370	62	(13,149)	598,571

Parent Company	Balance of				Balance of
	Provision	Additions	Restatement	Payments	Provision

	31.12.2007				30.06.2008
Civil	16	400	-	-	416
Tax:
Tax claims	61,290	5,150	-	(1,054)	65,386
Pasep tax	14,776	-	62	-	14,838
Cofins tax	171,613	3,211	-	-	174,824
	247,679	8,361	62	(1,054)	255,048

	247,695	8,761	62	(1,054)	255,464

The breakdown of the types of lawsuits in which COPEL is involved as of June 30, 2008 is consistent with the one featured in the Company's financial statements as of December 31, 2007.

The amount tied to cases classified as possible losses, estimated by the Company as of June 30, 2008, reached R$ 1.612.291, of which R$ 46,499 correspond to labor claims; R$ 982,590 to regulatory claims; R$ 114,877 to civil claims; and R$ 468,325 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 32 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribution is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 51,383 as of June 30, 2008.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company, in light of the evaluation conducted by its Chief Legal Office, set aside a provision of R$ 106,311 for probable losses, under Provisions for Real Estate Contingencies.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 174,824, already having excluded tax credits which have already lapsed.

27 Share Capital

As of June 30, 2008, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4.460.000. The different classes of shares and main shareholders are detailed below:

							In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	14,203,675	9.79	125,819	31.59	72,529,025	56.56	86,858,519	31.73
NYSE (2)	5,409,133	3.73	-		28,224,437	22.01	33,633,570	12.29
Latibex (3)	-	-	-	-	78,367	0.06	78,367	0.03
Municipalities	184,292	0.13	14,711	3.69	-	-	199,003	0.08
Other shareholders	375,833	0.25	257,757	64.72	98,534	0.08	732,124	0.27

	145,031,080	100.00	398,287	100.00	128,226,008	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

On August 6, 2007, COPEL completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share.

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

28 Gross Revenues from Sales and/or Services

		Consolidated

	30.06.2008	30.06.2007
Power sales to final customers
Residential	462,780	421,128
Industrial	519,236	450,861
Commercial, services, and other activities	304,187	275,389
Rural	62,191	55,929
Public agencies	41,578	38,869
Public lighting	32,806	30,750
Public services	31,483	29,447
	1,454,261	1,302,373
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	387,631	344,916
Bilateral contracts	207,000	286,606
Electric Energy Trading Chamber - CCEE	5,037	32,205
Contracts with small utilities	24,607	23,392
	624,275	687,119
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)
Residential	518,291	528,909
Industrial	586,154	558,480
Commercial, services, and other activities	335,955	341,087
Rural	70,104	70,527
Public agencies	46,512	48,697
Public lighting	36,723	38,572
Public services	35,254	36,937
Basic Network and basic interface network	66,292	77,689
Connection grid	728	96
Basic Network charges adjustment share	6,764	(26,050)
	1,702,777	1,674,944
.
Revenues from telecommunications	36,777	29,830
.
Piped gas distribution	129,962	119,173
Other operating revenues
Leases and rents	46,658	23,037
Revenues from services	10,812	5,254
Charged service	4,395	4,177
Other revenues	462	398
	62,327	32,866

	4,010,379	3,846,305

29 Deductions from Gross Revenues

		Consolidated

	30.06.2008	30.06.2007
Taxes and social contributions on revenues
VAT (ICMS)	782,423	740,100
COFINS	311,774	288,357
PASEP	67,686	70,668
ISSQN	861	757
	1,162,744	1,099,882
Customer charges
Energy Development Account - CDE	99,584	91,759
Fuel Consumption Account - CCC	24,805	128,105
Global Reversal Reserve - RGR	28,609	28,685
Research and development and energy efficiency - R&D and EEP	25,981	27,989
Other	128	137
	179,107	276,675

	1,341,851	1,376,557

30 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of June 30, 2008 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					30.06.2008
Power purchased for resale (a)	(774,203)	-	-	-	(774,203)
Charges for use of power grid (b)	(181,601)	-	-	-	(181,601)
Personnel and management (c)	(220,763)	(1,474)	(56,824)		(279,061)
Pension and healthcare plans (Note 22)	(30,745)	(173)	(8,367)	-	(39,285)
Materials and supplies (d)	(21,827)	(1,576)	(2,528)	-	(25,931)
Raw materials and supplies
for power generation	(8,274)	-	-	-	(8,274)
Natural gas and supplies for gas business	(64,423)	-	-	-	(64,423)
Third-party services (e)	(95,537)	(11,029)	(26,048)	-	(132,614)
Depreciation and amortization	(194,260)	(7)	(11,092)	-	(205,359)
Provisions and reversals (f)	-	(16,137)	-	(33,586)	(49,723)
Cost and expense recovery (g)	18,826	2,763	536	767	22,892
Other costs and expenses (h)	(35,700)	(303)	(12,339)	(48,706)	(97,048)

	(1,608,507)	(27,936)	(116,662)	(81,525)	(1,834,630)

The breakdown of consolidated costs and expenses as of June 30, 2007 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					30.06.2007
Power purchased for resale (a)	(588,128)	-	-	-	(588,128)
Charges for use of power grid (b)	(268,139)	-	-	-	(268,139)
Personnel and management (c)	(193,815)	(1,017)	(79,645)		(274,477)
Pension and healthcare plans (Note 22)	10,100	(28)	1,106	-	11,178
Materials and supplies (d)	(23,860)	(87)	(9,228)	-	(33,175)
Raw materials and supplies
for power generation	(6,400)	-	-	-	(6,400)
Natural gas and supplies for gas business	(66,418)	-	-	-	(66,418)
Third-party services (e)	(70,056)	(10,587)	(25,833)	-	(106,476)
Depreciation and amortization	(198,887)	(10)	(10,942)	-	(209,839)
Provisions and reversals (f)	-	15,040	-	(15,548)	(508)
Cost and expense recovery (g)	18,825	4,748	319	18	23,910
Other costs and expenses (h)	(28,009)	(2,304)	(11,305)	(49,569)	(91,187)

	(1,414,787)	5,755	(135,528)	(65,099)	(1,609,659)

The Parent Company’s expenses as of June 30, 2008 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			30.06.2008
Management (c)	(2,845)	-	(2,845)
Healthcare plan	(44)	-	(44)
Materials and supplies	(5)	-	(5)
Third-party services (e)	(2,304)	-	(2,304)
Provisions and reversals (f)	-	(8,761)	(8,761)
Expense recovery	65	-	65
Other expenses	(512)	-	(512)

	(5,645)	(8,761)	(14,406)

The Parent Company’s expenses as of June 30, 2007 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			30.06.2007
Management (c)	(2,967)		(2,967)
Healthcare plan	(49)	-	(49)
Materials and supplies	(3)	-	(3)
Third-party services (e)	(2,817)	-	(2,817)
Provisions and reversals (f)	-	(12,725)	(12,725)
Expense recovery	48	-	48
Other expenses	(1,168)	-	(1,168)

	(6,956)	(12,725)	(19,681)

a) Electricity purchased for resale

		Consolidated

	30.06.2008	30.06.2007
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	237,103	187,684
Furnas Centrais Elétricas S.A. - auction	142,561	135,766
Companhia Hidro Elétrica do São Francisco - Chesf - auction	136,453	124,910
Electric Energy Trading Chamber (CCEE)	60,938	35,708
Itiquira Energética S.A.	52,817	47,738
Companhia Energética de São Paulo - Cesp - auction	50,552	45,169
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	44,627	41,017
Program for incentive to alternative energy sources - Proinfa	28,541	19,741
Dona Francisca Energética S.A.	26,820	25,215
Companhia Energética de Minas Gerais - Cemig - auction	20,701	17,965
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	15,624	14,992
Companhia de Interconexão Energética - Cien	-	57,380
(-) Contract renegotiation - Cien	-	(100,862)
Surplus power to be recovered - auction	(1,779)	10,613
Power purchased for resale - Passive CVA	(28,879)	(36,017)
(-) Pasep/Cofins tax on power purchased for resale	(83,015)	(69,568)
Other utilities - auction	71,139	27,727
Other utilities	-	2,950

	774,203	588,128

b) Charges for the use of power grid

		Consolidated

	30.06.2008	30.06.2007
Furnas Centrais Elétricas S.A.	53,150	56,087
System Service Charges - ESS	28,638	6,299
Cia. Transmissora de Energia Elétrica Paulista - Cteep	28,537	26,518
Companhia Hidro Elétrica do São Francisco - Chesf	26,453	26,935
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	19,034	17,559
Eletrosul Centrais Elétricas S.A.	18,515	17,664
Companhia Energética de Minas Gerais - Cemig	9,539	9,088
Novatrans Energia S.A.	8,911	8,062
National System Operator - NOS	8,843	7,541
TSN Transmissora Nordeste Sudeste de Energia S.A.	8,707	7,493
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	7,665	7,425
Empresa Amazonense de Transmissão de Energia - Eate	7,234	6,730
ATE II Transmissora de Energia S.A.	3,795	4,009
Empresa Norte de Transmissão de Energia S.A. - Ente	3,711	3,642
Itumbiara Transmissora de Energia Ltda	3,618	3,410
Expansion Transmissora de Energia Elétrica S.A.	3,424	3,233
Empresa Transmissora de Energia Oeste Ltda - Eteo	3,020	2,875
STN Sistema de Transmissão Nordeste S.A.	3,016	1,419
NTE Nordeste Transmissora de Energia S.A.	2,628	2,422
ATE Transmissora Energia S.A.	2,494	2,446
Other utilities	23,299	20,329
Pasep/Cofins taxes on charges for the use of the power grid	(30,886)	(34,848)
CVA - charges	(61,744)	61,801

	181,601	268,139

c) Personnel and management

		Parent Company		Consolidated

	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Personnel
Wages and salaries	-	-	208,417	195,640
Social charges on payroll	-	-	73,125	67,941
	-	-	281,542	263,581
Meal assistance and education allowance	-	-	23,883	22,423
Labor indemnifications (reversal)	-	-	(825)	7,826
	-	-	304,600	293,830
(-) Transfers to construction in progress	-	-	(29,972)	(23,938)
	-	-	274,628	269,892
Management
Wages	2,273	2,443	3,700	3,852
Social charges on payroll	572	524	818	798
	2,845	2,967	4,518	4,650
(-) Transfers to construction in progress	-	-	(85)	(65)
	2,845	2,967	4,433	4,585

	2,845	2,967	279,061	274,477

d) Materials and Supplies

		Consolidated

	30.06.2008	30.06.2007
Fuel and vehicle parts	9,999	13,122
Materials for the electric system	6,663	8,759
Cafeteria supplies	2,347	2,034
Office supplies	2,282	1,332
Materials for civil construction	1,359	1,437
Safety supplies	854	756
Lodging supplies	746	677
Tools	465	638
Information technology equipment and supplies	395	2,023
Other materials and supplies	821	2,397

	25,931	33,175

e) Services from third-parties

		Parent Company		Consolidated

	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Power grid maintenance	-	-	29,478	10,531
Technical, scientific, and administrative consulting	566	531	12,111	10,401
Postal services	-	-	11,149	8,479
Authorized and registered agents	-	-	9,687	9,521
Data processing and transmission	-	-	8,372	7,855
Telephone services	-	-	8,035	4,894
Administrative support services	-	-	7,324	7,596
Security	-	-	6,317	5,082
Travel	70	41	5,026	4,462
Meter reading and bill delivery	-	-	3,899	3,681
Civil maintenance services	-	-	2,965	1,862
Upkeep of easement areas	-	-	2,540	1,939
Services in "green areas"	-	-	2,449	2,841
Customer service	-	-	2,259	2,619
Personnel training	-	-	2,244	2,356
Access to satellite communications	-	-	2,157	2,842
Vehicles - maintenance and repairs	-	-	1,809	1,900
Freight services	-	-	1,548	1,452
Tree trimming	-	-	1,282	1,352
Auditing	1,108	1,074	1,463	1,520
Telephone operator	-	-	1,199	1,383
Advertising	353	90	1,083	1,459
Legal fees	221	1,044	720	1,703
Other services (reversal)	(14)	37	7,498	8,746

	2,304	2,817	132,614	106,476

f) Provisions and reversals

		Parent Company		Consolidated

	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Provision (reversal) for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	12,994	(15,028)
PDA - third-party services and other receivables	-	-	3,143	(12)
	-	-	16,137	(15,040)
Provision (reversal) for contingencies
Labor	-	-	22,633	5,553
Regulatory	-	-	(2,062)	39
Suppliers	-	-	1,429	539
Civil and administrative law	400	-	4,170	1,483
Customers	-	-	(1,893)	(4,822)
Environmental	-	-	(163)	3
Tax	5,150	12,725	6,261	12,753
Cofins tax	3,211	-	3,211	-
	8,761	12,725	33,586	15,548

	8,761	12,725	49,723	508

g) Recovery of costs and expenses

		Consolidated

	30.06.2008	30.06.2007
Fuels for power generation - CCC	(7,572)	(6,284)
Administrative costs	(4,763)	(4,727)
Collection of written-off bills deducted from provision for doubtful accounts	(2,763)	(4,748)
Own power consumption	(2,865)	(2,815)
Electrical materials	(1,212)	(3,941)
Charges for the use of the transmission system	(1,215)	-
ICMS (VAT)	(345)	-
Recovery of miscellaneous expenses	(2,157)	(1,395)

	(22,892)	(23,910)

h) Other operating costs and expenses

		Consolidated

	30.06.2008	30.06.2007
Compensation for the use of
water resources	37,954	40,307
Concession charge - ANEEL grant	21,268	16,640
ANEEL Inspection Fee	8,884	8,609
Leases and rents	6,051	5,625
Taxes	3,476	3,965
Insurance	3,104	4,397
Own power consumption	2,882	2,816
Donations - Rouanet Law and children's and teenagers'
rights fund - FIA	2,688	398
Easements - gas business	2,724	-
Advertising	1,800	888
General costs and expenses	6,217	7,542

	97,048	91,187

31 Financial Income (Losses)

		Parent Company		Consolidated

	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Financial revenues
Income from financial investments	7,409	16,131	80,995	72,287
Monetary variation of CRC transferred
to State Government (Note 7.b)	-	-	86,436	16,686
Revenues from CRC transferred
to State Government (Note 7.b)	-	-	40,095	38,314
Penalties on overdue bills	-	-	25,676	5,789
Return on Portion A (CVA)	-	-	4,614	8,121
Interest on taxes paid in advance	3,080	2,489	4,011	7,959
Interest and commissions on loan agreements	28,168	26,115	-	-
Other financial revenues	3,306	284	9,790	11,294
	41,963	45,019	251,617	160,450
(-) Financial expenses
Debt charges	62,751	83,214	99,008	123,796
Court settlement	-	-	30,673	-
Monetary and exchange variations	1	2	11,178	(107)
Return on Portion A (CVA)	-	-	7,724	19,300
Interest on R&D and EEP	-	-	6,097	5,719
IOF tax	64	5,182	3,969	8,507
CPMF tax	-	974	736	21,685
Other financial expenses	4	15	5,596	5,692
	62,820	89,387	164,981	184,592

	(20,857)	(44,368)	86,636	(24,142)

32 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 973.000 (restated as of June 30, 2008), which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation

In order to make up for the power no longer supplied under the CIEN agreement, COPEL has participated in all power auctions.

Throughout 2007, COPEL acquired 23 average MW for 2007 and 23.50 average MW for 2008 at adjustments auctions. At the auctions of power from new facilities the Company acquired: 18.32 average MW at the A-3 auction and 169 average MW at the A-5 auctions, of which 79.84 average MW are from hydraulic sources and 89.16 average MW are from thermal sources. In addition, the Company participated in the 07/07 auction, where power from the Santo Antônio Hydrelectric Power Plant was sold, acquiring 109.2 average MW. It also acquired 32.62 average MW through the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits – MCSD).

By the second quarter of 2008, COPEL Distribution had acquired 141.51 average MW from the Jirau Hydroelectric Power Plant, for supply starting in 2013, and 0.5 average MW at the 7th adjustment auction, for supply from July through December 2008.

b) Current transactions at CCEE(1)

	COPEL
	Generation and	COPEL		UEG
	Transmission	Distribution	Elejor	Araucária	Consolidated

					30.06.2008	30.03.2008
Current assets (Note 4)
Until December 2007	7	14	-	105	126	137
From January through March 2008	-	-	-	-	-	125
From April through June 2008	3,308	-	15	-	3,323	-
	3,315	14	15	105	3,449	262
Current liabilities (Note 20)
From January through March 2008	-	-	-	-	-	61,830
From April through June 2008	(1,638)	22,102	58	-	20,522	-
	(1,638)	22,102	58	-	20,522	61,830

c) Changes in the CCEE balances (1)

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	31.03.2008			30.06.2008
Current assets
Until December 2007	137	-	(11)	126
From January through March 2008	125	(126)	1	-
From April through June 2008	-	-	3,323	3,323
	262	(126)	3,313	3,449
(-) Current liabilities
From January through March 2008	61,830	(63,926)	2,096	-
From April through June 2008	-	(23,584)	44,106	20,522
	61,830	(87,510)	46,202	20,522

Net total	(61,568)	87,384	(42,889)	(17,073)

(1) Information unaudited by the independent auditors.

33 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, and Debentures.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of June 30, 2008, which are close to their book value, are shown below:

Financial instruments		Consolidated

	30.06.2008	31.03.2008
Cash in hand	1,587,994	1,505,720
Accounts receivable from government agencies	219,502	267,164
CRC transferred to State Government	1,316,870	1,265,652
Loans and financing	892,917	900,822
Debentures	1,035,581	1,013,461

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years, as reported in its Power Operation Plan, published monthly at www.ons.org.br.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

34 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		30.06.2008	31.03.2008
Current assets
Cia. Paranaense de Saneamento - Sanepar	Customers and distributors	8,672	16,880
Government of the State of Paraná	Customers and distributors	92,767	76,240
	Services to third-parties	9,322	11,178
	Recoverable Rate Deficit - CRC (Note 7)	43,353	41,386
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	7,145	-
Petróleo Brasileiro S.A. - Petrobras	Use of the Araucária TPP's transmission system	10,427	7,724

Long-term receivables
Cia. Paranaense de Saneamento - Sanepar	Customers and distributors	13,007	15,175
Government of the State of Paraná	Customers and distributors	38,381	36,874
	Services to third-parties	8,235	7,129
	Recoverable Rate Deficit - CRC (Note 7)	1,273,517	1,224,266

Current liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	6,283	6,329
Dona Francisca Energética S.A.	Purchase of power (Note 20)	4,420	4,567
Eletrobrás	Financing (Note 18)	37,637	38,544
Eletrobrás (Itaipu)	Purchase of power (Note 20)	72,738	74,552
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 20)	28,556	25,260

Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	15,747	17,449
Eletrobrás	Financing (Note 18)	257,804	264,095
Eletrobrás	Elejor shares to be repurchased (Note 18)	106,682	99,740
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale - renegotiation (N. 20)	200,730	195,340

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		30.06.2008	30.06.2007
Gross revenues from sales and/or services
Cia. Paranaense de Saneamento - Sanepar	Sale of power	60,732	60,904
Government of the State of Paraná	Sale of power	46,897	65,729
	Telecommunications revenues	6,000	6,000
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	22,388	-
Power purchased for resale
Dona Francisca Energética S.A.	Purchase of power (Note 30.a)	26,820	25,215
Eletrobrás (Itaipu)	Purchase of power (Note 30.a)	237,103	187,684
Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale	64,378	66,332
Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 31)	126,531	55,000
	Revenues from renegotiated bills	3,084	1,627
Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	976	1,227
BNDESPAR	Debentures - Elejor	13,469	13,773
Eletrobrás	Charges on financing	15,479	14,118
	Charges on Elejor shares to be repurchased	12,331	8,389
Petróleo Brasileiro S.A. - Petrobras	Exp. with gas contract renegotiation (N. 20.a)	10,336	10,268

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of June 30, 2008, the outstanding debt was R$ 35,049 and R$ 21,475, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 18.

35 Wholly-Owned Subsidiaries' Balance Sheets

Shown below are the balance sheets as of June 30, 2008, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Generation and Transmission (Consolidated) (GET), COPEL Distribution (DIS), COPEL Telecommunications (TEL) and COPEL Corporate Partnerships (PAR) (Consolidated):

ASSETS	GET			PAR
	Consolidated	DIS	TEL	Consolidated

TOTAL ASSETS	4,500,110	5,147,522	228,938	2,163,512
CURRENT ASSETS	881,942	1,427,224	30,582	386,636
Cash in hand	596,609	185,177	15,002	294,008
Customers and distributors, net	189,951	797,153	-	33,663
Telecommunications services, net	-	-	10,615	-
Dividends receivable	-	-	-	3,529
Construction in progress	7,816	45,339	-	-
CRC transferred to State Government	-	43,353	-	-
Taxes and social contributions	8,646	78,735	1,015	19,628
Account for compensation of Portion A	-	115,208	-	-
Other regulatory assets	-	40,851	-	-
Collaterals and escrow deposits	60,011	42,773	-	13,198
Other receivables	13,664	31,957	1,139	22,010
Inventories	5,245	46,678	2,811	600
NON-CURRENT ASSETS	3,618,168	3,720,298	198,356	1,776,876
Long-Term Receivables	120,808	1,740,390	16,847	39,001
Customers and distributors, net	573	93,807	-	22,412
Telecommunications services	-	-	5,210	-
CRC transferred to State Government	-	1,273,517	-	-
Taxes and social contributions	86,596	255,088	11,303	13,727
Account for compensation of Portion A	-	19,230	-	-
Other regulatory assets	-	12,176	-	-
Collaterals and escrow deposits	-	20,413	-	-
Judicial deposits	31,758	61,419	334	1,042
Other receivables	1,881	4,740	-	1,820
Permanent Assets	3,497,360	1,979,908	181,509	1,737,875
Investments	10,965	2,474	-	399,600
Property, plant, and equipment	3,473,135	1,949,886	180,103	1,261,464
Intangible assets	13,260	27,548	1,406	71,748
Deferred assets	-	-	-	5,063

LIABILITIES	GET			PAR
	Consolidated	DIS	TEL	Consolidated

TOTAL LIABILITIES	4,500,110	5,147,522	228,938	2,163,512
CURRENT LIABILITIES	295,797	983,932	10,718	115,862
Loans and financing	51,526	14,544	-	6,283
Debentures	-	-	-	3,304
Suppliers	50,296	354,304	2,298	43,081
Taxes and social contributions	90,327	205,458	2,328	10,170
Dividends due	-	-	-	14,520
Payroll and labor provisions	24,267	66,387	5,256	1,770
Post-employment benefits	4,905	11,714	805	73
Account for compensation of Portion A	-	51,908	-	-
Other regulatory liabilities	23,359	14,510	-	-
Customer charges due	3,548	32,838	-	-
R & D and Energy Efficiency	31,392	159,248	-	4,278
Concession charge - ANEEL grant	-	-	-	31,454
Other accounts payable	16,177	73,021	31	929
NON CURRENT LIABILITIES	791,240	1,169,694	20,813	480,258
Long-term liabilities	790,648	1,169,694	20,813	405,856
Loans and financing	257,662	97,739	-	122,429
Debentures	-	-	-	269,638
Provisions for contingencies	156,587	156,676	1,652	3,291
Subsidiaries and investees	-	567,547	-	-
Suppliers	223,142	-	-	-
Taxes and social contribution	-	9,558	-	8,637
Post-employment benefits	146,537	311,879	19,161	1,861
Account for compensation of Portion A	-	11,732	-	-
Other regulatory liabilities	-	14,510	-	-
Other accounts payable	6,720	53	-	-
Income from future periods	592	-	-	74,402
MINORITY INTEREST	1,285	-	-	238,474
SHAREHOLDERS' EQUITY	3,411,788	2,993,896	197,407	1,328,918
Share capital	2,947,018	2,171,928	194,755	1,165,500
Income reserves	197,424	491,983	-	128,302
Retained earnings	267,346	329,985	2,652	35,116

36 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its subsidiaries.

STATEMENT OF INCOME	GET			PAR
	Consolidated	DIS	TEL	Consolidated	COPEL	Subtractions	Consolidated

GROSS REVENUES	837,332	3,069,573	52,669	236,872	-	(186,067)	4,010,379
Power sales to final customers	82,036	1,372,698	-	1,262	-	(1,735)	1,454,261
Power sales to distributors	639,218	27,428	-	80,322	-	(122,693)	624,275
Charges for the use of the power grid	107,862	1,636,312	-	-	-	(41,397)	1,702,777
Telecommunications revenues	-	-	52,669	-	-	(15,892)	36,777
Distribution of piped gas	-	-	-	131,135	-	(1,173)	129,962
Leases and rents	395	24,406	-	22,388	-	(531)	46,658
Other operating revenues	7,821	8,729	-	1,765	-	(2,646)	15,669
DEDUCTIONS FROM GROSS REVENUES	(125,518)	(1,177,541)	(8,825)	(29,967)	-	-	(1,341,851)
NET REVENUES	711,814	1,892,032	43,844	206,905	-	(186,067)	2,668,528
OPERATING COSTS AND EXPENSES	(328,102)	(1,486,364)	(39,687)	(152,216)	(14,406)	186,145	(1,834,630)
Power purchased for resale	(30,257)	(865,838)	-	(801)	-	122,693	(774,203)
Charges for the use of the power grid	(78,129)	(137,384)	-	(7,485)	-	41,397	(181,601)
Personnel and management	(66,265)	(191,332)	(12,913)	(5,706)	(2,845)	-	(279,061)
Pension and healthcare plans	(6,822)	(30,117)	(1,790)	(512)	(44)	-	(39,285)
Materials and supplies	(4,968)	(20,100)	(544)	(314)	(5)	-	(25,931)
Raw materials and supplies - generation	(8,291)	-	-	(1,278)	-	1,295	(8,274)
Natural gas and supplies - gas business	-	-	-	(64,423)	-	-	(64,423)
Third-party services	(29,432)	(99,587)	(5,541)	(15,979)	(2,304)	20,229	(132,614)
Depreciation and amortization	(64,636)	(97,150)	(14,613)	(28,960)	-	-	(205,359)
Provisions and reversals	(2,660)	(35,329)	(2,908)	(65)	(8,761)	-	(49,723)
Concession charge - ANEEL grant	-	-	-	(21,268)	-	-	(21,268)
Cost and expense recovery	9,372	12,854	16	585	65	-	22,892
Other operating costs and expenses	(46,014)	(22,381)	(1,394)	(6,010)	(512)	531	(75,780)
RESULT OF OPERATIONS	383,712	405,668	4,157	54,689	(14,406)	78	833,898
FINANCIAL INCOME (LOSSES)	21,504	96,632	1,266	(11,831)	(20,857)	(78)	86,636
Financial revenues	45,065	175,275	1,290	16,192	41,963	(28,168)	251,617
Financial expenses	(23,561)	(78,643)	(24)	(28,023)	(62,820)	28,090	(164,981)
EQUITY IN RESULTS OF INVESTEES	-	-	-	18,373	184	(50)	18,507
OPERATING INCOME (LOSSES)	405,216	502,300	5,423	61,231	(35,079)	(50)	939,041
NON-OPERATING INCOME (LOSSES)	(1,064)	(3,059)	103	51	1	-	(3,968)
INCOME (LOSSES) BEFORE TAXES
AND MINORITY INTERESTS	404,152	499,241	5,526	61,282	(35,078)	(50)	935,073
Provision for IRPJ and CSLL	(134,433)	(130,557)	(2,831)	(15,510)	-	-	(283,331)
Deferred IRPJ and CSLL	(2,323)	(38,699)	977	440	11,978	-	(27,627)
Minority interests	(50)	-	-	(11,096)	-	50	(11,096)
INCOME (LOSSES) FOR THE PERIOD	267,346	329,985	3,672	35,116	(23,100)	-	613,019

IRPJ = Corporate income tax
CSLL = Social contribution on net income

37 Changes in Accounting Policies

On December 28, 2007, Law no. 11,638 was enacted, changing, revoking, and introducing new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities. These changes have been in effect since January 1, 2008.

The main goal of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in compliance with international accounting standards.

Even though this law is in effect, some of the changes introduced by it need to be regulated. During the transition period until these regulations are issued, CVM, through Instruction no. 469, has made the full application of these rules optional for quarterly financial information issued in 2008 and has determined that some provisions shall be mandatory (articles 3 to 14).

Based on that, COPEL’s management has assessed the potential impacts of the new law, in particular the impact of articles 3 to 14 of CVM Instruction no. 469, and has not identified any material adjustments to be made to the financial information for the quarter ended on June 30, 2008.

As for the remaining provisions of the new law, management has chosen to record the related impacts, if any, during fiscal year 2008, as soon as the new regulations are issued.

A summary of the preliminary assessment of the application of the provisions of the new law, conducted by COPEL's management, is shown below:

a) Mandatory application of articles 3 to 14 of CVM Instruction no. 469/2008 as of January 1, 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

The interests of debenture holders, of employees and managers, even in the form of financial instruments, and of employee pension or healthcare organizations or funds, which do not qualify as expenses, shall be included in the Statement of Income for the respective period, after the income before income tax and the provision for income tax.
The Company already adopts the practice of classifying the interests of employees in its income as cost and expense.

All public companies shall disclose information about stock-based compensation in their quarterly reports and in their financial statements pursuant to the guidelines contained in item 25.10 of Letter CVM/SNC/SEP no. 01, dated February 14, 2007, until CVM issues specific regulation about this matter.
The Company does not adopt stock-based compensation.

Introduction of the concept of present value adjustment for long-term asset and liability transactions and for material short-term transactions.	The Company has reviewed its accounts, taking into consideration the introduction of this concept, and has not identified any material amounts to be recorded.

Elimination of the possibility of recording: (i) premiums received in the issue of debentures; and (ii) donations and subsidies for investments (including tax breaks) directly as capital reserves under shareholders’ equity. That means donations and subsidies for investments will now be recorded to income. To avoid their distribution as dividends, the amount of donations and subsidies may be allocated, after being recorded to income, to a tax break reserve.
Does not apply to the Company in this quarter.

Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.
Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company.

The reconciliation note referred to in article 5, paragraph 2, section III of CVM Instruction no. 331, dated April 4, 2000, shall not be required of companies which sponsor Brazilian Depositary Receipt (BDR) programs and whose financial statements, in the country of origin or which are disclosed in foreign markets for purposes of registration, are prepared in compliance with the international accounting rules issued by the International Accounting Standards Board (IASB).
Not applicable to the Company.

Requirement that the assets and liabilities of a company in the process of being incorporated as a result of transactions that involve incorporation, merger, or split between independent parties resulting in actual transfer of control be recorded at market value.
Does not apply to the Company in this quarter.

Elimination of the materiality threshold for the adjustment of investments in subsidiaries and investees under the equity method and replacement of the parameter of 20% of the investee’s stock capital by the parameter of 20% of the investee’s voting stock.
Does not apply to the Company in this quarter.

Changes to article 5 of CVM Instruction no. 331, dated April 4, 2000, which addresses the registration of companies for the issue and trading of Brazilian Depositary Receipts - Level II and III BDR Programs tied to securities issued by public companies or similar entities headquartered abroad.
Not applicable to the Company.

b) Application of the remaining provisions of the new law, which at the Company’s discretion shall be recorded in its financial statements, should they have any material impact, during fiscal year 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

Replacement of the Statement of Changes in Financial Position by the Statement of Cash Flows.	The Company has already presented this statement quarterly in compliance with ANEEL requirements.

Addition of the Statement of Added Value, applicable to public companies, which features the value added by the Company and a breakdown of the sources and allocations of these amounts.	The Company has already presented this statement quarterly in compliance with ANEEL requirements.

Possibility of maintaining separate recording of transactions for purposes of tax legislation and then make any necessary adjustments to ensure their compliance with the accounting practices.	The Company is waiting for regulation of this issue and for a statement by the tax authorities.

Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to non-physical assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade.
The Company will reclassify R$ 4,012 in goodwill recorded in the acquisition of interests in investees, which are currently recorded under Investments, to the Intangible Assets and Liabilities subset.

Mandatory recording under property, plant, and equipment of any rights to physical assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases).
Not applicable to the Company.

Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre-operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset.

The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts to the income of the current year and of previous years. The maximum adjustment amount, if any, is R$ 2,582.

Requirement that the Company periodically assess its ability to recover the amounts recorded under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that:
(i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets;
and
(ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted.

The Company   already     adopts this practice. Most assets which make up the property, plant, and equipment of the Company and its subsidiaries are tied to the concession, and, according to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the concession. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets.

Creation of a new subset of accounts, named equity evaluation adjustments, under shareholders’ equity, to allow the recording of certain market value evaluations, particularly those of financial instruments; the recording of exchange rate variations on equity investments abroad assessed under the equity method (until December 31, 2007, these variations were recorded to income); and market value adjustments to liabilities and assets, due to mergers and incorporations between unrelated parties resulting in actual transfer of control.

COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during the next quarters.

Requirement that all financial instruments, including derivatives, be recorded:
(i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale;
and
(ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former.

COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during the next quarters.

38 Statement of Cash Flows

For the six-month periods ended on June 30, 2008 and 2007:

	Parent Company			Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	613,019	524,602	613,019	524,602

Adjustments to reconcile the net income for the period with the generation of cash by operating activities:
Provision (reversal) for doubtful accounts	-	-	12,994	(15,498)
Depreciation and amortization	-	-	205,359	209,839
Unrealized monetary and exchange variations, net	42,618	65,995	(7,836)	104,305
Equity in the results of subsidiaries and investees	(636,119)	(566,633)	(22,029)	(9,402)
Deferred income tax and social contribution	(11,978)	(21,723)	27,627	(54,777)
Variations in Account for Compensation of Portion A, net	-	-	(146,582)	90,080
Variations in other regulatory assets and liabilities, net	-	-	(43,144)	15,619
Contract renegotiation - Cien	-	-	-	(62,862)
Provisions under long-term liabilities	8,761	12,725	33,590	15,325
Write-off of investments	-	-	4,364	2,242
Write-off of property, plant, and equipment, net	-	-	7,875	37,335
Write-off of intangible and deferred assets, net	-	-	324	31
Amortization of goodwill on investments	-	-	3,706	3,954
Minority interests	-	-	11,096	11,142

Changes in assets
Customers and distributors	-	-	64,078	(98,067)
Telecommunications services	-	-	2,539	(2,826)
Dividends received	689,788	379,707	7,073	5,945
Construction in progress	-	-	(1,812)	(22,850)
CRC transferred to State Government	-	-	60,023	55,633
Taxes and social contribution	5,544	6,936	42,198	103,179
Collaterals and escrow deposits	2,369	(37,668)	32,127	(44,539)
Inventories	-	-	(3,139)	558
Judicial deposits	10,155	(3,692)	1,052	(5,888)
Other	4	-	(3,516)	584

Changes in liabilities
Loans and financing - interest due and paid	(22,260)	(11,071)	(50,944)	(41,473)
Debentures - interest due and paid	(49,522)	(224,759)	(62,591)	(244,751)
Suppliers	(261)	223	42,851	(700)
Taxes and social contribution	(15,901)	(29,954)	(57,168)	(57,768)
Payroll and labor provisions	(13)	22	(48,290)	(35,122)
Post-employment benefits	(14)	(6)	247	(86,131)
Customer charges due	-	-	3,664	(15,957)
R & D and Energy Efficiency	-	-	3,540	1,685
Other	(1,048)	-	11,124	19,796
Minority interests	-	-	(4,149)	2,642

Net cash generated (used) by operating activities	635,142	94,704	739,270	405,885

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(continued)

	Parent Company			Consolidated

	2008	2007	2008	2007

Cash flows from investing activities
Loans granted to related parties	176,027	-	-	-
Acquisition of joint-controlling interest in Dominó - net of cash acquired	-	-	(108,962)	-
Additions to interests in other companies and other investments	(67,000)	(6,160)	(2,967)	(700)
Additions to property, plant, and equipment:	-	-	(282,918)	(221,512)
Additions to intangible assets	-	-	(1,799)	(1,063)
Additions to deferred assets	-	-	(105)	(284)
Customer contributions	-	-	29,503	16,093
Sale of property, plant, and equipment	-	-	5,535	30

Net cash generated (used) by investing activities	109,027	(6,160)	(361,713)	(207,436)

Cash flows from financing activities
Loans and financing obtained	-	260,000	1,463	260,000
Loans and financing - amortization of principal amounts	(1,998)	(417)	(26,482)	(25,849)
Debentures - amortization of principal amounts	(133,320)	(633,320)	(133,320)	(633,320)
Dividends and interest on capital paid	(167,839)	(188,016)	(172,095)	(193,859)

Net cash used by financing activities	(303,157)	(561,753)	(330,434)	(593,028)

Total effect on cash in hand	441,012	(473,209)	47,123	(394,579)

Cash in hand at the beginning of the period	56,186	584,702	1,540,871	1,504,004
Cash in hand at the end of the period	497,198	111,493	1,587,994	1,109,425

Variation in cash	441,012	(473,209)	47,123	(394,579)

The accompanying notes are an integral part of these quarterly financial statements.

39 Statement of Added Value

For the six-month periods ended on June 30, 2008 and 2007:

		Consolidated

	2008	2007

Revenues
Sales of power, services, and other revenues	4,010,379	3,846,305
Provision for (reversal of) doubtful accounts	(16,137)	15,040
Non-operating income (losses)	(3,968)	(34,467)
Total	3,990,274	3,826,878

( - ) Supplies acquired from third-parties
Power purchased for resale	774,203	588,128
Charges for the use of the power grid ( - ) ESS	152,963	261,840
Materials, supplies, and services from third-parties	166,819	146,051
Natural gas and supplies for the gas business	64,423	66,418
Emergency capacity charges and PROINFA	129	137
Other	51,377	24,319
Total	1,209,914	1,086,893

( = ) GROSS ADDED VALUE	2,780,360	2,739,985

( - ) Depreciation and amortization	205,359	209,839

( = ) NET ADDED VALUE	2,575,001	2,530,146

( + ) Transferred Added Value
Financial revenues	251,617	160,557
Equity in the results of subsidiaries and investees	18,507	5,627
Total	270,124	166,184

ADDED VALUE TO DISTRIBUTE	2,845,125	2,696,330

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(continued)

			Consolidado

	2008	%	2007	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	212,117		199,491
Pension and healthcare plans	39,285		(11,178)
Meal assistance and education allowance	23,883		22,424
Social charges - FGTS	17,144		15,819
Labor indemnifications and severance pay	(825)		7,826
Transfer to construction in progress	(30,057)		(24,003)
Total	261,547	9.2	210,379	7.8

Government
ICMS (VAT)	782,423		740,100
Income tax and social contribution	310,958		271,363
Cofins tax	311,774		271,193
Social charges - INSS	56,799		52,920
Pasep tax	67,685		87,831
CPMF and IOF taxes	4,705		30,192
ISSQN	861		758
Customer charges ( - ) Em. Cap. Charges/PROINFA	178,979		276,538
System Service Charges - ESS	28,638		6,299
Other taxes	50,314		52,881
Total	1,793,136	63.0	1,790,075	66.4

Financing agents
Interest and penalties	160,276		154,507
Leases and rents	6,051		5,625
Total	166,327	5.9	160,132	5.9

Shareholders
Retained earnings	613,019		524,602
Minority interest	11,096		11,142
Total	624,115	21.9	535,744	19.9

	2,845,125		2,696,330

Added value (average) per employee	344		330
Shareholders' equity contribution rate	36.2		39.1
Wealth generation rate - %	22.3		23.1
Wealth retention rate - %	21.9		19.9

The accompanying notes are an integral part of these quarterly financial statements.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In June 2008, COPEL supplied 3,455,775(1) customers (3,385,738(1) in June 2007), with an increase of 70,037(1) customers (2.1%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of June 2008 was 1,422 km(1) (1,306 km(1) as of June 2007), with an increase of 116 km(1) (8.9%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of June 2008 was 3,095 km(1) (2,102 km(1) as of June 2007), with an increase of 993 km(1) (47.2%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through June 2008 was 9,036 GWh(1) (9,842 GWh(1) in the first half of 2007). The Company purchased 6,920 GWh(1) from CCEAR (auction) (against 6,380 GWh(1) in the same period of 2007) and 2,716 GWh(1) from Itaipu (against 2,308 GWh(1) in the same period of 2007), as shown in the flowchart below:

(a)	Includes amounts dealt between COPEL's subsidiaries
(b)	Amounts subject to change after final accounting by CCEE
(c)	CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through June 2008, including free customers and other utilities within Paraná, is broken down by customer category on the following table:

Category(1)			In MWh

	Jan - June 2008	Jan - June 2007	Variation
Residential	2,667,021	2,556,894	4.3%
Industrial	3,307,012	3,038,267	8.8%
Commercial	1,973,121	1,874,644	5.3%
Rural	825,024	778,647	6.0%
Other	942,310	923,156	2.1%
Total for captive customers	9,714,488	9,171,608	5.9%
Free customers - COPEL Generation and Transmission	594,294	707,652	-16.0%
Total for final customers	10,308,782	9,879,260	4.3%
Utilities within the State of Paraná	246,655	233,533	5.6%
Grand total	10,555,437	10,112,793	4.4%

In the first half of 2008, billed power consumption within COPEL Distribution's captive market reached 9,714 GWh, recording 5.9% growth compared to the same period of 2007. Total power consumption billed by COPEL, which includes supply to free customers by COPEL Generation and Transmission and supply by COPEL Distribution to other distribution utilities within Paraná, reached 10,555 GWh, with 4.4% growth. This performance resulted mostly from the combination of certain factors such as:

(i) good agricultural yields and high commodity prices, resulting in higher income for farmers;

(ii) growing domestic demand, thanks mostly to increased disposable income on account of increased availability of credit, social programs, and successive minimum wage increases;

(iii)increased exports, particularly in the agricultural sector; and

(iv) the creation of 109,000 new jobs in the first six months of 2008.

Residential customers consumed 2,667 GWh, with 4.3% growth. Residential consumption accounted for 27.5% of consumption by captive customers and averaged 163.1 kWh a month per customer, with 2.2% growth. In June 2008, COPEL supplied power to 2,725,155 residential customers.

Industrial customers (not including free customers) consumed 3,307 GWh and accounted for 34.0% of consumption by captive customers, with 8.8% growth. This was the best performance out of all customer categories supplied by COPEL and was due largely to the performance of the following industrial segments: vehicles, machinery and equipment, editing and printing, and paper and cellulose. In June 2008, COPEL supplied power to 60,090 captive industrial customers.

Commercial customers consumed 1,973 GWh and accounted for 20.3% of consumption by captive customers, with 5.3% growth. In June 2008, COPEL supplied power to 289,564 commercial customers.

Rural customers consumed 825 GWh and accounted for 8.5% of consumption by captive customers billed by COPEL, with 6.0% growth. Average rural consumption was 410.1 kWh/month, with 4.8% growth. In June 2008, COPEL billed a total of 335,277 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 942 GWh and accounted for 9.7% of consumption by captive customers, with 2.1% growth.

Power consumption by free customers supplied by COPEL Generation and Transmission fell 16.0% due to the expiration of certain agreements.

Number of customers – The number of customers billed by COPEL in June 2008 was 3,455,775, representing growth of 2.1% over the same month of 2007.

Category			Customers(1)

	June 2008	June 2007	Variation
Residential	2,725,155	2,669,686	2.1%
Industrial	60,090	58,132	3.4%
Commercial	289,564	281,981	2.7%
Rural	335,277	331,744	1.1%
Other	45,674	44,177	3.4%
Total for captive customers	3,455,760	3,385,720	2.1%
Free customers - COPEL Generation and Transmission	15	18	-16.7%
Grand total	3,455,775	3,385,738	2.1%

2 Management

Workforce – COPEL’s workforce at the end of the first half of 2008 amounted to 8,197(1) employees assigned to the Company’s wholly-owned subsidiaries and 93(1) employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees(1)

	June 2008	June 2007
Wholly-owned subsidiaries
COPEL Generation and Transmission	1,478	982
COPEL Transmission (a)	-	1,045
COPEL Distribution	6,363	5,854
COPEL Telecommunications	328	322
COPEL Corporate Partnerships	28	29
	8,197	8,232
Companies controlled by COPEL Corporate Partnerships
Compagas	84	74
Elejor	6	6
UEG Araucária	3	4
	93	84

(a) On December 1, 2007, all the employees of COPEL Transmission were transferred to COPEL Generation and Transmission and to COPEL Distribution.

3 Investor Relations

From January through June 2008, COPEL’s common shares (ON) (code CPLE3) and class B preferred shares (PNB) (code CPLE6) were traded on 91% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of June 2008, was approximately R$ 8,832,000.

Out of the 64 securities that make up the Ibovespa index, COPEL’s class B shares ranked 30th, accounting for 0.93% of the portfolio, with a Beta index of 0.79. COPEL also accounts for 6.96% of the IEE (Electric Energy Index) portfolio. Out of the 30 companies that make up BOVESPA’s Corporate Sustainability Index (ISE), COPEL ranked 18th, accounting for 0.99% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 32.00 (an 8.47% variation), and class B preferred shares were traded at R$ 32.60 (a 21.64% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 20.27 at the end of the period (a 34.33% variation).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are also traded, under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 98% of the trading sessions and had a closing price of 12.90 euros at the end of the period (a 23.09% variation).

Stock performance(1) - January - June 2008	Common (ON)		Class B Preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	744	7	98,878	810
Number of shares	7,152,600	64,438	92,974,500	762,086
Volume (in thousands of reais )	205,878	1,855	2,647,931	21,704
Trading sessions	111	91%	122	100%
Nyse
Number of shares	1,039,700	22,602	56,935,930	455,487
Volume (in thousands of US dollars)	17,086	371	955,519	7,644
Trading sessions	46	37%	125	100%
Latibex
Number of shares	-	-	205,923	1,716
Volume (in thousands of euros)	-	-	2,258	19
Trading sessions	-	-	120	98%

4 Rates

The average rate for sales to final customers in June 2008 reached R$ 207.57/MWh (1), representing a 0.85% drop compared with the rate effective in June 2007.

The average rate for the industrial category recorded a 0.86% variation, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out (Decree no. 4,667/2003).

ANEEL has ratified, under Resolution 663/2008, the result of COPEL Distribution's second Periodic Rate Review. COPEL’s rates to final customers were cut by 3.35% on average, as of July 24, 2008, which corresponded to a reduction of 7.17% in connection with the rate review partially offset by a 3.83% increase in connection with financial components outside the range of the rate review.

Due to the withdrawal of the external components from the rate basis taken into account in the July 24, 2007 rate review, customers will be charged an average increase of 0.04% from July 24, 2008 to July 23, 2009.

Average rates for sales to final customers are shown below:

Average rates to final customers (1) (a)			R$/MWh(1)

	June 2008	June 2007	Variation
Residential	252.27	256.75	-1.7%
Industrial (b)	185.14	183.57	0.9%
Commercial	227.66	230.54	-1.2%
Rural	149.04	148.26	0.5%
Other	173.15	175.32	-1.2%

Total for sales to final customers	207.57	209.35	-0.9%

(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 671, dated June 24, 2008, the rate for transport of power from Itaipu Binacional was set at R$ 3,378.86/MW (a 12.2% increase), effective July 1, 2008.

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh(1)

	June 2008	June 2007	Variation
Itaipu	76.05	89.93	-15.4%
Cien	-	84.54	-
Auction - CCEAR 2005-2012	64.66	62.29	3.8%
Auction - CCEAR 2006-2013	75.72	72.97	3.8%
Auction - CCEAR 2007-2014	85.77	82.00	4.6%
Auction - CCEAR 2007-2014 (A-1)	106.57	104.75	1.7%
Auction - CCEAR 2008-2015	91.00	-	-
Auction - CCEAR 2008-H30	113.66	-	-
Auction - CCEAR 2008-T15 (a)	140.67	-	-

(a) Average auction price restated according to the IPCA inflation index

Under Resolution no. 663, dated June 23, 2008, ANEEL approved new rates for bulk sales by COPEL to Companhia Campolarguense de Energia (COCEL), with an 11.6% average reduction compared to the previous rates.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors(1)			R$/MWh

	June 2008	June 2007	Variation
Auction - CCEAR 2005-2012	65.03	62.45	4.1%
Auction - CCEAR 2006-2013	76.82	73.68	4.3%
Auction - CCEAR 2007-2014	85.36	81.90	4.2%
Auction - CCEAR 2008-2015	90.88	-	-
Utilities within Paraná	121.65	123.85	-1.8%

5 Economic and Financial Performance

Revenues (Note 28)

In the first half of 2008, net operating revenues reached R$ 2,668,528, an amount 8.1% greater than the R$ 2,469,748 recorded in the first half of 2007.

This increase resulted mostly from the following factors:

(i) an 11.7% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (5.9% in the first half of 2008);

(ii) a 9.1% reduction in revenues from sales to distributors, due mostly to the situation of the Araucária Thermal Power Plant, which sold power in 2007 and only yielded revenues from its lease to Petrobras in 2008;

(iii) a 23.3% increase in telecommunications revenues due to service to new customers and added services to existing ones;

(iv) a 9.1% increase in revenues from sales of gas due to increased distribution of gas to third-parties and to the rate increase passed on to customers during the period; and

(v) an 89.6% increase in other operating revenues due mostly to the revenues from the lease of the Araucária Thermal Power Plant to Petrobras.

Operating Costs and Expenses (Note 30)

At the end of June 2008, operating costs and expenses amounted to R$ 1,834,630, representing an increase of 14.0% over the R$ 1,609,659 recorded in the same period of 2007. The main variations were:

A 31.6% increase in power purchased for resale due mostly to: (i) the reversal, in the first quarter of 2007, of R$ 100,862 in cancelled invoices by CIEN; and (ii) the increase in power acquired at auctions (R$ 74,225), from Itaipu (R$ 49,419), and at CCEE (R$ 25,230). These variations were partially offset by the expiration of the agreement with CIEN and by the effect of PASEP/COFINS taxes on power purchased for resale, in the amount of (R$ 13,447).

The 32.3% drop in charges for the use of the transmission system, which resulted mostly from the negative effects of CVA, in the amount of R$ 151,791, partially offset by the R$ 50,585 increase in the ESS (System Service Charge) quota, as charged by CCEE.

A 1.7% increase in personnel expenses – which amounted to R$ 279,061 in the first half of 2008 – compared to the same period last year. This increase was due basically to the 5.5% wage increase applied as of October 2007.

The 21.8% drop in materials compared to the first half of 2007 was due mostly to lower purchases of materials and supplies for the power system, of fuel and vehicle parts, and of computer equipment.

The 24.5% variation in third-party services was due mostly to higher expenses with power grid maintenance, mail services, and telephone services.

The increase in provisions and reversals was due to: a variation in the provision for doubtful accounts, which, in the first half of 2008, was R$ 16,137, while in the first half of 2007 a reversal in the amount of (R$ 15,040) was recorded in connection with the renegotiation of bills with the State Government; and a R$ 18,038 increase in the provision for contingencies.

The 6.4% increase in other operating expenses was due mostly to the ANEEL concession charges and to the rights of way paid in connection with the supply of gas by Compagas.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 1,039,257 in June 2008, a figure 2.87% lower than the one recorded in the same period of last year (R$ 1,069,928), as shown below:

Calculation of EBITDA

	June 2008	June 2007
Income for the period	613,019	524,602
Deferred IRPJ and CSLL	27,627	(54,777)
Provision for IRPJ and CSLL	283,331	326,140
Equity in results of investees	(18,507)	(5,627)
Financial expenses (revenues), net	(86,636)	24,142
Non operating expenses (revenues), net	3,968	34,467
Minority interests	11,096	11,142
EBIT	833,898	860,089
Depreciation and amortization	205,359	209,839

Adjusted EBITDA	1,039,257	1,069,928

Net Income

In the first half of 2008, COPEL recorded net income of R$ 613,019, corresponding to R$ 2.24 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, the tables below feature a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float (unaudited by the independent auditors):

SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)

COMPANHIA PARANAENSE DE ENERGIA - COPEL							As of 30/06/2008 (In shares)

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total

	Amount	%		%		%	Amount	%

STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08

BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96

GWI PRIVATE INVESTMENT FUND	2,252,426	1.55	-	-	2,802,820	2.19	5,055,246	1.85

Treasury Stock	-	-	-	-	-	-	-	-

Other Shareholders	19,451,281	13.41	398,287	100.00	98,127,543	76.53	117,977,111	43.11

Total	145,031,080	100.00	398,287	100.00	128,226,008	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is a 100.0% owned by the Federal Government.
HEDGING-GRIFFO CV S.A.-"FUNDOS" is an investment fund manager. None of the managed funds holds by itself an interest greater than 5% of the Company's stock.

CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDER AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK as of 30/06/2008

Shareholder	Number of common shares	%	Number of Class A Preferred Shares	%	Number of Class B Preferred Shares	%	Total number of shares	%

Majority Shareholder	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04

Senior Management

Board of Directors	9	-	-	-	-	-	9	-

Board of Officers	102	-	-	-	-	-	102	-

Fiscal Council	-	-	-	-	-	-	-	-

Treasury Stock	-	-	-	-	-	-	-	-

Other Shareholders	21,703,596	14.96	398,287	100.00	100,930,363	78.71	123,032,246	44.96

Total	145,031,080	100.00	398,287	100.00	128,226,008	100.00	273,655,375	100.00

.

Free-Float	21,703,596	14.96	398,287	100.00	100,930,363	78.71	123,032,246	44.96

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILDO ROSSATO
RROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	BEATRIZ OLIVEIRA FORTUNATO
HERON ARZUA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

DIRETORIA

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Corporate Management Officer	ANTONIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about investor relations, please contact: ri@copel.com	- Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba - PR - 80250-080
(Convenience Translation into English from the Original Previously Issued in Portuguese)	Brasil

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba – PR

1.
We have reviewed the accounting information included in the accompanying interim financial statements of Companhia Paranaense de Energia - COPEL (the “Company”) and subsidiaries, for the second quarter ended June 30, 2008, consisting of the individual (Company) and consolidated balance sheets, the related statements of operations, cash flows and value added, the performance report and the related notes, prepared under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469, of May 2, 2008.

4.
As mentioned in note 37, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the accounting information contained in the interim financial statements for the second quarter ended June 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all the changes in accounting practices introduced by Law No. 11,638/07.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Curitiba, 12 de agosto de 2008.

DELOITTE TOUCHE TOHMATSU	Iara Pasian
Auditores Independentes	Engagement Partner
CRC n.º 2 SP-011.609/O-8 F-PR	CRC n.º 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.